Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026, included herein, have been prepared in accordance with International Accounting Standard 34 (“IAS 34”)– Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in U.S. dollars. All references in this interim report to “$” and “U.S. dollars” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties and are made in light of information currently available to us. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, promising preclinical data not yielding positive clinical results; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints; early data not being repeated in ongoing or future clinical trials; promising preclinical data not yielding positive clinical results; failures to secure required regulatory approvals; regulatory developments in the United States and European Union and its member countries, and other countries; disruptions from failures by third-parties on whom we rely in connection with our clinical trials; delays or negative determinations by regulatory authorities; changes or increases in oversight and regulation; increased competition within the fields in which we are focusing our development efforts; manufacturing delays or problems; inability to achieve enrollment targets; disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates; legal challenges, including product liability claims or intellectual property disputes or disputes with respect to a licensing agreement; the potential for financial damages in connection with litigation that we are party to; any failure to achieve potential benefits or our licensing agreements with licensees or to enter into future arrangements; the ability and willingness of licensees to actively pursue development activities under our collaboration agreements; commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials or starting material; delays or disruptions at our in-house manufacturing facilities; proliferation and continuous evolution of new technologies; capital resource constraints; the rate and degree of market acceptance of, and demand for, our product candidates; dislocations in the capital markets; our ability to attract and retain key scientific and management personnel; and other important factors described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2026 (the “Annual Report”) and under “Risk Factors” in this and other interim reports that we file with the SEC. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including Cellectis®, TALEN® and our corporate logos, and all such trademarks and service marks appearing in this interim report are the property of Cellectis. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires.

PART I – FINANCIAL INFORMATION

Item 1. Unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2025	September 30, 2026
ASSETS
Non-current assets
Intangible assets		535	806
Property, plant and equipment	7	38,788	7,137
Right-of-use assets	6	23,658	12,959
Non-current financial assets	8	5,088	4,631
Other non-current assets	8	20,025	24,309
Deferred tax assets		382	382
Total non-current assets		88,476	50,223
Current assets
Trade receivables	9.1	14,398	4,125
Subsidies receivables	9.2	7,800	7,499
Other current assets	9.3	5,383	4,872
Current financial assets	11.1	147,130	118,477
Cash and cash equivalents	11.2	61,533	28,229
Total current assets		236,244	163,202
TOTAL ASSETS		324,720	213,425

LIABILITIES
Shareholders’ equity
Share capital	15	5,903	5,926
Premiums related to the share capital	15	437,445	373,661
Currency translation adjustment		(33,316)	(31,904)
Accumulated deficit		(266,538)	(264,257)
Net loss		(67,593)	(101,058)
Total shareholders’ equity		75,901	(17,632)
Non-current liabilities
Non-current financial liabilities	12	74,013	68,972
Non-current lease debts	12	27,725	19,518
Non-current provisions	18	1,329	1,258
Total non-current liabilities		103,067	89,747
Current liabilities
Current financial liabilities	12	10,460	7,561
Current lease debts	12	7,701	6,363
Trade payables		17,277	16,903
Deferred income and contract liabilities	14	96,803	90,371
Current provisions	18	1,169	8,855
Other current liabilities	13	12,342	11,256
Total current liabilities		145,752	141,310
TOTAL LIABILITIES		248,819	231,057
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		324,720	213,425

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS
For the nine-month period ended September 30,

$ in thousands, except share and per share amounts

		For the nine-month period ended September 30,
	Notes	2025	2026

Revenues and other income
Revenues	4.1	62,552	14,771
Other income	4.1	4,834	5,120
Total revenues and other income		67,386	19,891
Operating expenses
Research and development expenses	4.2	(69,081)	(108,797)
Selling, general and administrative expenses	4.2	(14,988)	(17,526)
Other operating income	4.2	958	229
Total operating expenses and other operating income		(83,111)	(126,093)
Operating loss		(15,725)	(106,202)
Financial income	4.3	14,108	24,877
Financial expenses	4.3	(39,658)	(19,630)
Net financial (loss) gain		(25,550)	5,246
Income tax	4.4	-	(102)
Net loss		(41,275)	(101,058)
Basic / Diluted net loss per share attributable to shareholders of Cellectis	17
Basic and diluted net loss per share attributable to shareholders of Cellectis ($ /share)		(0.41)	(1.00)

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the nine-month period ended September 30,

$ in thousands

	For the nine-month period ended September 30,
	2025	2026

Net loss	(41,275)	(101,058)
Actuarial gains	37	42
Currency translation adjustment generated by the parent company	16,495	(1,416)
Other comprehensive income (loss) that will not be reclassified subsequently to income or loss from continued operations	16,531	(1,374)
Currency translation adjustment	(9,682)	2,829
Other comprehensive (loss) income that will be reclassified subsequently to income or loss from continuing operations	(9,682)	2,829
Total other comprehensive income	6,849	1,454
Total Comprehensive loss	(34,426)	(99,603)

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS
For the three-month period ended September 30,

$ in thousands, except share and per share amounts

		For the three-month period ended September 30,
	Notes	2025	2026

Revenues and other income
Revenues	4.1	35,172	3,764
Other income	4.1	1,992	1,674
Total revenues and other income		37,164	5,439
Operating expenses
Research and development expenses	4.2	(24,069)	(56,632)
Selling, general and administrative expenses	4.2	(5,208)	(6,197)
Other operating income (expenses)		154	(124)
Total operating expenses and other operating income		(29,123)	(62,953)
Operating income (loss)		8,041	(57,514)
Financial income	4.4	3,459	8,325
Financial expenses	4.4	(10,912)	(12,254)
Net financial loss		(7,452)	(3,929)
Income tax		-	(30)
Net income (loss)		589	(61,474)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	17
Basic and diluted net income (loss) per share attributable to shareholders of Cellectis ($ /share)		0.01	(0.61)

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the three-month period ended September 30,

$ in thousand

	For the three-month period ended September 30,
	2025	2026

Net income (loss)	589	(61,474)
Actuarial gains	6	87
Currency translation adjustment generated by the parent company	1,310	496
Other comprehensive income that will not be reclassified subsequently to income or loss from continued operations	1,316	583
Currency translation adjustment	(150)	279
Other comprehensive (loss) income that will be reclassified subsequently to income or loss from continuing operations	(150)	279
Total other comprehensive income	1,166	862
Total Comprehensive income (loss)	1,754	(60,612)

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

$ in thousands

We present our statements of consolidated cash flows using the indirect method:		For the nine-month period ended September 30,
	Notes	2025	2026
Cash flows from operating activities
Net loss for the period		(41,275)	(101,058)
Adjustment to reconcile net loss to cash used in operating activities
Adjustments for
Amortization, depreciation and impairment charges	4.2	14,959	40,576
Net financial loss (gain)	4.3	25,550	(5,246)
Income tax expense		-	102
Expenses related to share-based payments	16	3,860	5,815
Provisions	18	221	7,525
Realized foreign exchange gain (loss) related to operating activities		754	(789)
Other non cash items		1	(5)
Operating cash flows before change in working capital		4,069	(53,081)
Decrease in trade receivables and other current assets	9	1,553	9,933
Increase in subsidies and tax receivables		(4,834)	(5,031)
Decrease in trade payables and other current liabilities		(5,756)	(313)
Decrease in deferred revenues and contract liabilities	14	(31,184)	(3,250)
Change in working capital		(40,220)	1,339
Interest received		7,111	5,383
Income tax received		-	486
Net cash used in operating activities		(29,041)	(45,872)

Cash flows from investing activities
Acquisition of intangible assets		(1,162)	(1,220)
Acquisition of property, plant and equipment	7	(1,881)	(700)
Proceeds from the sales of other investments		-	243
Proceeds from the sales of non-current financial assets		158	-
Proceeds from the sale of current financial assets	11	103,538	139,894
Acquisition of non-current financial assets		(29,226)	-
Acquisition of current financial assets	11	(123,362)	(113,520)
Net cash (used in) from investing activities		(51,935)	24,697

Cash flows from financing activities
Proceeds from the issuance of share capital and other equity instruments after deduction of transaction costs	15	-	256
Repayments of financial liabilities	12	(3,986)	(4,133)
Interest paid on financial debts	12	(501)	(256)
Payments on lease debts, including related interest	12	(8,133)	(7,339)
Net cash used in financing activities		(12,621)	(11,473)
Decrease in cash and cash equivalents		(93,596)	(32,648)
		-
Cash and cash equivalents at the beginning of the year		143,251	61,533
Effects of exchange rate changes on cash and cash equivalents		2,588	(656)
Cash and cash equivalents at the end of the period	11	52,243	28,229

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

$ in thousands, except share data

		Share capital
	Notes	Number of ordinary shares	Number of preferred shares	Amount	Premiums related to the share capital	Currency translation adjustment	Accumulated deficit	Net loss	Total shareholders’ equity
As of January 1, 2025		72,093,873	28,000,000	5,889	494,288	(39,537)	(292,846)	(36,761)	131,033
Net Income (loss)		-	-	-	-	-	-	(41,275)	(41,275)
Other comprehensive income (loss)		-	-	-	-	6,812	37	-	6,849
Total comprehensive income (loss)		-	-	-	-	6,812	37	(41,275)	(34,426)
Allocation of prior period loss (2)		-	-	-	(62,999)	-	26,239	36,761	-
Exercise of share warrants, employee warrants, stock-options and vesting of free-shares	15	231,356	-	13	3	-	(16)	-	-
Non-cash stock-based compensation expense	16	-	-	-	3,860	-	-	-	3,860
Other movements		-	-	-	11	-	-	-	11
As of September 30, 2025		72,325,229	28,000,000	5,902	435,162	(32,725)	(266,586)	(41,275)	100,478

As of January 1, 2026		72,339,441	28,000,000	5,903	437,445	(33,316)	(266,538)	(67,593)	75,901
Net Income (loss)		-	-	-	-	-	-	(101,058)	(101,058)
Other comprehensive income (loss)		-	-	-	-	1,413	42	-	1,454
Total comprehensive income (loss)		-	-	-	-	1,413	42	(101,058)	(99,603)
Allocation of prior period loss (1)		-	-	-	(69,847)	-	2,254	67,593	-
Exercise of share warrants, employee warrants, stock-options and vesting of free-shares	15	391,665	-	23	248	-	(15)	-	256
Non-cash stock-based compensation expense	16	-	-	-	5,815	-	-	-	5,815
As of September 30, 2026		72,731,106	28,000,000	5,926	373,661	(31,904)	(264,257)	(101,058)	(17,632)

(1) The standalone statutory loss for the year ended December 31, 2025 of the parent company was allocated to premiums related to share capital for 61.8 million euros or approximately $69.8 million following the decision of the Annual General Meeting of shareholders which took place on June 25, 2026. The difference between this standalone statutory loss of the parent company and the consolidated net loss was allocated to retained deficit for $2.3 million.

(2) The standalone statutory loss for the year ended December 31, 2024 of the parent company was allocated to premiums related to share capital for 58.2 million euros or approximately $63.0 million following the decision of the Annual General Meeting of shareholders which took place on June 26, 2025. The difference between this standalone statutory loss of the parent company and the consolidated net loss was allocated to retained deficit for $26.2 million.

The accompanying notes form an integral part of these unaudited Interim Condensed Consolidated Financial Statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2026

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France.

We are an in vivo gene editing company focused on developing genetic medicines for diseases that today demand a lifetime of treatment. We are using our gene-editing technologies to develop gene therapy product candidates in dyslipidemias, including severe hypertriglyceridemia (sHTG) and severe hypercholesterolemia. The relative emphasis we place on our programs and product candidates may evolve from time-to-time in light of a variety of factors.

On September 14, 2026, we announced a strategic transformation, which had been approved by our board of directors on September 11, 2026, to become an in vivo gene editing company focused on developing long-lasting treatments for chronic diseases. The Company’s strategic transformation builds on the achievement of promising preclinical proof-of-concept for its lead candidate programs, .HEAL-101 and .HEAL-201. .HEAL-101 is an in vivo base editing product candidate targeting APOC3 for severe hypertriglyceridemia and .HEAL-201 is an in vivo epigenetic editing product candidate targeting PCSK9 for severe hypercholesterolemia.

The transformation was a response to significant changes in the therapeutic and commercial landscape. In 2026, the commercial and clinical landscape for B-ALL and NHL changed materially. Continued and recently accelerated advances in frontline treatment regimens have lowered relapse rates, reducing the number of patients progressing to later lines of therapy. Concurrently, the rapid emergence of bispecific antibodies and in vivo CAR-T approaches has intensified competition in second and third-line treatment settings. Together, these dynamics have reduced the addressable patient population for lasme-cel and eti-cel, resulting in slower enrollment, a potentially longer and more costly development pathway, and therefore a delayed timeline to potential registration. We believe these trends are likely to continue and further constrain the commercial opportunity for both product candidates.

After a thorough assessment of the evolving therapeutic landscape and strategic review, the Company determined that the most effective use of its financial and operational resources is to focus on and accelerate the advancement of its most promising in vivo gene editing assets. Cellectis therefore determined to exit the development of lasme-cel and eti-cel, while seeking strategic partnering opportunities to maximize their value.

The Company is realigning its organization and resources (subject to the completion of the relevant French works council consultation process and applicable French and U.S. labor law requirements) to focus on its in vivo gene editing pipeline and support its existing cell therapy partnerships with AstraZeneca, Allogene, Servier and Iovance. These combined actions are being designed to extend the Company's cash runway, providing financial flexibility to advance Cellectis’ in vivo gene editing pipeline through key development milestones.

The main impacts of the strategic transformation on the Interim Condensed Consolidated Financial Statements are detailed in the Note 4.2. – Operating Expenses, Note 5 – Impairment tests, Note 6 – Right-of-use assets, Note 7 – Property, plant and equipment and Note 18 – Provisions.

Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc., as a consolidated group of companies, are sometimes referred to as the “Group.”

Note 2. Accounting principles

2.1 Basis for preparation

The Unaudited Interim Condensed Consolidated Financial Statements of Cellectis as of, and for the nine-month period ended September 30, 2026 were approved by our Board of Directors on November 12, 2026.

The Interim Condensed Consolidated Financial Statements are presented in thousands of U.S. dollars. See Note 2.2.

These Interim Condensed Consolidated Financial Statements for the nine months ended September 30, 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2025 ("last annual financial statements"). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and performance since the last annual financial statements.

The Interim Condensed Consolidated Financial Statements as of and for the nine-month period ended September 30, 2026 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2025, except as described below related to the new or amended accounting standards applied.

The Group presents its operations as one reportable segment corresponding to the Therapeutics segment.

Application of new or amended accounting standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2026 but had no significant impact on the Interim Condensed Consolidated Financial Statements:

•
Amendments to IFRS 9 and IFRS 7 regarding Contracts Referencing Nature-dependent Electricity (effective for the accounting periods beginning on or after January 1, 2026)
•
Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures (effective for the accounting periods beginning on or after January 1, 2026).
•
Annual Improvements to IFRS Accounting Standards (effective January 1, 2026)

Accounting standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for periods beginning after January 1, 2026, as specified below. The Group has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

•
IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after 1 January 2027. The new accounting standard introduces the following key new requirements.

Entities are required to classify all income and expenses into five categories in the statement of consolidated operations, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.

Management-defined performance measures (MPMs) are to be disclosed in a single note in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group is still in the process of assessing the impact of the new accounting standard, particularly with respect to the structure of the Group’s statement of consolidated operations, the statement of consolidated cash flows and the additional disclosures required for MPMs. The Group is also assessing the impact on how information is grouped in the financial statements, including for items currently labelled as ‘other’.

•
Other accounting standards

The following new and amended accounting standards are not expected to have significant impact on the Group's consolidated financial statements:

- IFRS 19 Subsidiaries without Public Accountability: Disclosures (issued in April 2024 and effective for accounting periods beginning on or after January 1, 2027)

- Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates (effective for accounting periods beginning on or after January 1, 2027)

- Amendments to IAS 28 Investments in Associates and Joint Ventures (effective for accounting periods beginning on or after January 1, 2027)

- IFRS 20 Regulatory Assets and Regulatory Liabilities (effective for accounting periods beginning on or after January 1, 2029)

Going concern

The Interim Condensed Consolidated Financial Statements were prepared on a going concern basis.

With cash and cash equivalents of $28.2 million and fixed-term bank deposits of $118.3 million as of September 30, 2026 (classified as a current financial asset), the Company believes its cash and cash equivalents, together with such fixed-term deposits will be sufficient to fund its operations for at least twelve months following the date the unaudited Interim Condensed Consolidated Financial Statements' were approved by our Board of Directors.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect or choose to revise our strategy to extend our cash runway.

2.2 Currency of the financial statements

The Interim Condensed Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro. We believe that this presentation enhances the comparability with peers, which primarily present their financial statements in U.S. dollars.

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

2.3 Accounting treatment of transactions with AstraZeneca

We present below the accounting treatment applied in the Interim Condensed Consolidated Financial Statements of Cellectis as of and for the nine-month period ended September 30, 2026 concerning the collaboration and investment agreements entered into with AstraZeneca Holdings B.V. ("AZ Holdings") and AstraZeneca Ireland Limited ("AZ Ireland") and, together with AZ Holdings and their respective affiliates, "AstraZeneca". The purpose of this note is to bring together information on these transactions and their accounting treatment in the Group's financial statements. It is supplemented by information on the specific financial statement items impacted by these transactions in the notes to the financial statements dedicated to these items hereafter.

On November 1, 2023, Cellectis and AstraZeneca entered into a Joint Research and Collaboration Agreement (the “AZ JRCA”) and an Initial Investment Agreement ("IIA"). Pursuant to the AZ JRCA, AZ Ireland and Cellectis agreed to collaborate to develop up to 10 novel cell and gene therapy candidate products, selected from a larger pool of potential targets identified by AZ Ireland, for human therapeutic, prophylactic, palliative, and analgesic purposes. Each party is responsible for performing research and development activities based on research plans (each a "Research Plan") to be agreed upon throughout the initial five-year collaboration term under the AZ JRCA.

Pursuant to the IIA, on November 6, 2023, AZ Holdings made an initial equity investment of $80 million in Cellectis by subscribing to 16,000,000 ordinary shares at a price of $5.00 per share (the “Initial Investment”). On November 14, 2023, Cellectis and AZ Holdings signed the SIA for an additional equity investment of $140 million ("the Subsequent Investment") by AZ Holdings that was completed on May 3, 2024. The additional investment was made by way of subscription of 10,000,000 “class A” convertible preferred shares and 18,000,000 “class B” convertible preferred shares, in each case at a price of $5.00 per share. Both classes of preferred shares benefit from a liquidation preference and are convertible into ordinary shares with the same rights as the outstanding ordinary shares on a one-for-one basis.

Interdependence of the Initial Investment Agreement and the Subsequent Investment Agreement with the AZ JRCA

The IIA and the AZ JRCA were both signed on November 1, 2023, and the SIA was subsequently signed on November 14, 2023. The IIA, SIA and AZ JRCA were negotiated concurrently, and the execution of the IIA was a condition to the signing of the AZ JRCA. In addition, for both the IIA and the SIA, the price per share pursuant to such agreements was set at a level significantly higher than the quoted market price for the Company’s ordinary shares at their respective signing dates.

Considering all these factors, we concluded that in accordance with IFRS Accounting Standards and for accounting purposes only, the IIA, SIA and AZ JRCA are accounted for as a single transaction as they were not negotiated based upon independently based market conditions.

Therefore, in accordance with applicable accounting standards, we allocated a portion of the proceeds received from AZ Holdings under the IIA and the initial fair value of the derivative recognized for the SIA to the AZ JRCA as additional consideration for the services to be rendered under the AZ JRCA, which is recorded as deferred revenue.

To estimate the portion of the share purchase price that exceeds fair value, we first assessed the fair value of both investment agreements at the date of initial recognition (i.e., on November 1, 2023 for the IIA and on November 14, 2023 for the SIA) and allocated to the AZ JRCA a portion of the share purchase proceeds equal to the difference between this initial fair value determination and the transaction price, i.e. the proceeds. As the proceeds from the SIA were zero at inception on November 14, 2023, the initial fair value of the SIA is allocated in full to the AZ JRCA.

The fair value of the IIA at the initial recognition date was determined on the basis of Cellectis' share price at the date of signature, and amounted to $44.3 million (for more details refer to the Consolidated Financial statements as of December 31, 2025). The initial fair value of the SIA was estimated to be $48.4 million (for valuation method details and parameters refer to the Consolidated Financial statements as of December 31, 2025).

In accordance with applicable IFRS standards, we allocated $35.7 million of the proceeds received from the sale of ordinary shares pursuant to the IIA to the AZ JRCA and $48.4 million, representing the fair value of the derivative pursuant to the SIA to the AZ JRCA.

As the additional consideration is fixed from the inception of the IIA and SIA, it is reflected in the AZ JRCA transaction price from inception and initially recorded as deferred revenue totaling $84.1 million. The corresponding income will be recognized as revenue in profit and loss, in accordance with the characteristics of AZ JRCA performance obligations, when satisfied.

Accounting treatment of the Subsequent Investment Agreement

At the signing date of the SIA, the closing of this additional equity investment was subject to the fulfillment of several preceding conditions. This contract met all derivatives criteria and was recognized according to the principles of IFRS 9, under which the derivative instrument was recognized at its fair value with any subsequent change of fair value recognized in profit and loss. On May 3, 2024, the cash received following the additional investment has been recognized on the balance sheet, the derivative has been derecognized, and any difference between the cash received and the fair value of the derivative at closing date has been recognized against share premium and share capital.

At initial recognition, the fair-value of the derivative was $48.4 million. The fair value of this instrument was remeasured on December 31, 2023 and on May 3, 2024 and respectively amounted to $42.7 million and $57.0 million (for details refer to the Consolidated Financial statements as of December 31, 2024). The difference in fair value measurement of $14.3 million between December 31, 2023 and May 3, 2024 was recognized in financial income in profit and loss in 2024. The payment of $57.0 million was recorded in 2024 on the statement of consolidated cash flows in "Decrease (increase) in trade receivables and other current assets" as part of cash flows from operating activities.

Analysis of the Joint Research Collaboration Agreement

In addition to an upfront payment of $25 million made by AZ Ireland to Cellectis under the AZ JRCA, AZ Ireland agreed to reimburse Cellectis for its budgeted research costs associated with targets identified under the AZ JRCA. Cellectis is also eligible to receive an option exercise fee and development, regulatory and sales-related milestone payments, plus tiered royalties based on the sale of Licensed Products (as defined in the AZ JRCA).

On November 17, 2025, AZ Ireland and Cellectis entered into an amendment to the JRCA to prospectively change the structure of the milestone payments, leading to an aggregate amount of up to $80 million to up to $253 million per each of the 10 candidate products (vs. up to $70 million to up to $220 million per candidate products previously).

As part of our analysis of the AZ JRCA under IFRS 15 requirements, we concluded that the $25 million upfront payment is to be included in the transaction price at contract inception and allocated to each research activity performance on a reasonable basis.

Analysis of Cellectis' performance obligations under the Joint Research Collaboration Agreement

We consider Cellectis renders two promises under each of the Research Plans. In particular, Cellectis and AZ Ireland enter into (i) a service component in the form of delegated research activities, and (ii) a license component in the form of an option to license over the intellectual property created as part of the AZ JRCA, granted by Cellectis to AZ Ireland if AZ Ireland exercises its option. Both components are essential and highly inter-related, and therefore represent a combined performance obligation.

The combined performance obligation is satisfied over time because, subject to the terms of the AZ JRCA, AZ Ireland has an exclusive right over intellectual property created as part of each Research Plan. As a consequence, Cellectis would not have rights over such intellectual property and therefore no alternative use outside of the performance of the Research Plan, and Cellectis has an enforceable right to payment for performance completed to date.

Cellectis’ obligation to generate intellectual property over which AZ Ireland will have exclusive right is limited to the Research Plan activities and there will be no further research activities after completion of each Research Plan. Therefore, the combined performance obligation under a Research Plan is satisfied over the Research Plan term, i.e. over the period during which Cellectis will render the research activities.

Under each Research Plan, we measure the progress of our performance obligation based on research costs incurred in relation to the total costs budgeted for that Research Plan.

We are allocating upfront payments totaling $109.1 million, i.e. the AZ JRCA upfront payment of $25.0 million, the IIA upfront payment of $35.7 million and the initial fair value of the SIA derivative of $48.4 million, to each of the Research Plans on a reasonable basis.

We evaluate the transaction price allocated to each Research Plan at each period-end, including variable elements in the transaction price only if it is highly probable that a significant reversal will not occur, and taking into account the share of upfront payments allocated to each Research Plan. We apply to this total the percentage of completion estimated as described above to determine the revenue to be recognized in profit and loss for each Research Plan.

Note 3. Scope of consolidation and non-consolidated entities

Consolidated entities

As of September 30, 2026, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc.

For the nine-month periods ended September 30, 2026 and September 30, 2025, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc.

Investments in associates

As of September 30, 2026, we hold 17.0% of Primera’s shares and voting rights and consider that we continue to exercise significant influence over Primera. After taking into account Primera’s net loss since May 17, 2023 (date we began to have significant influence) and applying our ownership rate, the value of our investment is immaterial. We have no legal or contractual obligation to bear losses in excess of our share.

In view of the immaterial value of our investment in Primera at inception and as of September 30, 2026, we do not present the investment in associates on a separate line in our consolidated statements of financial position or our consolidated statements of operations.

Note 4. Information concerning the Group’s Consolidated Operations

4.1 Revenues and other income

4.1.1 For the nine-month period ended September 30

Revenues by nature

	For the nine-month period ended September 30,
	2025	2026
	$ in thousands
Collaboration agreements	61,898	14,067
Licenses	546	259
Products & services	109	444
Total revenues	62,552	14,771

Revenues by country of origin and other income

	For the nine-month period ended September 30,
	2025	2026
	$ in thousands
From France	62,552	14,771
Revenues	62,552	14,771
Research tax credit subsidy	4,834	5,120
Other income	4,834	5,120
Total revenues and other income	67,386	19,891

Revenues were $14.8 million for the nine-month period ended September 30, 2026, primarily reflecting the recognition of $14.0 million related to performance obligations satisfied under the Research Plans of the AZ JRCA with AZ Ireland, compared with $61.9 million recognized during the corresponding period in 2025. The $47.8 million decrease in revenues was primarily driven by the level of activities performed under the Research Plans during the period.

Revenue recognized in respect of each Research Plan with AZ Ireland has been estimated in accordance with the provisions set out in Note 2.3. We have estimated the progress of our performance obligation on the basis of costs incurred to date compared with total budgeted costs for each Research Plan. We applied a percentage of completion thus obtained to the total transaction price allocated to each Research Plan, excluding variable remuneration for which it is not highly probable that a significant reversal will not occur. As of September 30, 2026, the transaction price allocated to each Research Plan excluding variable remuneration for which it is not highly probable that a significant reversal will not occur, corresponds to the development milestone already achieved, the amount of rechargeable costs in accordance with the agreement, and the share of upfront payments allocated to each Research Plan.

The $0.3 million increase in other income between the nine-month periods ended September 30, 2025 and 2026 was primarily attributable to a higher research tax credit resulting from increased eligible R&D expenses.

4.1.2 For the three-month period ended September 30

Revenues by nature

	For the three-month period ended September 30,
	2025	2026
	$ in thousands
Collaboration agreements	35,028	3,397
Licenses	129	60
Products & services	15	307
Total revenues	35,172	3,764

Revenues by country of origin and other income

	For the three-month period ended September 30,
	2025	2026
	$ in thousands
From France	35,172	3,764
Revenues	35,172	3,764
Research tax credit	1,992	1,674
Other income	1,992	1,674
Total revenues and other income	37,164	5,439

4.2 Operating expenses

4.2.1 For the nine-month period ended September 30

	For the nine-month period ended September 30,
Research and development expenses	2025	2026

Wages and salaries	(26,555)	(34,763)
Social charges on stock option grants	(343)	(737)
Non-cash stock-based compensation expense	(2,584)	(3,934)
Personnel expenses	(29,482)	(39,434)
Purchases and external expenses	(24,743)	(28,981)
Depreciation, amortization and impairment expenses (incl. right of use amortization)	(13,868)	(39,470)
Other	(987)	(912)
Total research and development expenses	(69,081)	(108,797)

	For the nine-month period ended September 30,
Selling, general and administrative expenses	2025	2026

Wages and salaries	(4,970)	(6,294)
Social charges on stock option grants	(170)	(307)
Non-cash stock-based compensation expense	(1,276)	(1,881)
Personnel expenses	(6,416)	(8,481)
Purchases and external expenses	(6,798)	(7,167)
Depreciation, amortization and impairment expenses (incl. right of use amortization)	(1,091)	(1,106)
Other	(684)	(771)
Total selling, general and administrative expenses	(14,988)	(17,526)

	For the nine-month period ended September 30,
Personnel expenses	2025	2026

Wages and salaries	(31,525)	(41,057)
Social charges on stock option grants	(513)	(1,043)
Non-cash stock-based compensation expense	(3,860)	(5,815)
Total personnel expenses	(35,898)	(47,915)

	For the nine-month period ended September 30,
	2025	2026

Other operating income	958	229

i. Research and development expenses

During the nine-month period ended September 30, 2026, research and development expenses increased by $39.7 million compared with the corresponding period in 2025. This increase was primarily driven by a $34.9 million impact of the strategic transformation announced in September 2026 (see Note 1) comprising:

•
a $26.6 million one-off impairment loss on our Raleigh and Paris facility assets (see Note 5);
•
$6.2 million in termination benefits (presented in wages and salaries in the above table) related to the Group's restructuring plan in the United States and France, of which $5.5 million was recognized as provisions in the Interim

Condensed Statement of Financial Position (see Note 18), $0.5 million was recognized as accrued personnel-related expenses (see Note 13) and $0.2 million had been paid as of September 30, 2026; and
•
$2.1 million in purchases and external expenses related to close-out activities for the lasme-cel and eti-cel programs, of which $1.0 million was recognized as provisions (see Note 18), and $1.1 million was recognized as a reduction in prepaid expenses and other prepayments.

Excluding the above impacts, research and development expenses increased by $4.8 million during the nine-month period ended September 30, 2026 compared with the corresponding period in 2025. This increase was primarily driven by (i) a $3.8 million increase in personnel expenses, reflecting changes in our R&D headcount and higher stock-based compensation expense associated with awards granted in 2026, whose grant-date fair value increased due to a higher underlying share price, and (ii) a $2.1 million increase in purchases and external expenses, mainly attributable to higher clinical development costs related to our lasme-cel and eti-cel studies incurred before the strategic transformation announced in September 2026. These increases were partially offset by a $1.0 million decrease in depreciation and amortization expense, primarily attributable to the expiration in January 2026 of the contractual lease term for equipment at our Raleigh manufacturing facility.

ii. Selling, general and administrative expenses

During the nine-month period ended September 30, 2026, selling, general and administrative expenses increased by $2.5 million compared with the corresponding period in 2025. This increase was primarily driven by a $1.1 million impact of the strategic transformation announced in September 2026 (see Note 1), comprising:

•
$0.9 million in termination benefits (presented in wages and salaries in the above table) related to the Group's restructuring plan in the United States and France, of which $0.6 million was recognized as provisions (see Note 18) and $0.3 million was recognized as accrued personnel-related expenses (see Note 13); and
•
a $0.3 million impairment loss on our Raleigh and Paris facility assets (see Note 5).

Excluding the above impacts, selling, general and administrative expenses increased by $1.4 million, mainly due to higher stock-based compensation expense resulting from awards granted in 2026, whose grant-date fair value increased due to a higher underlying share price.

4.2.2 For the three-month period ended September 30

	For the three-month period ended September 30,
Research and development expenses	2025	2026

Wages and salaries	(9,070)	(14,386)
Social charges on stock option grants	(58)	(11)
Non-cash stock-based compensation expense	(1,048)	(1,256)
Personnel expenses	(10,176)	(15,653)
Purchases and external expenses	(8,673)	(9,223)
Depreciation, amortization and impairment expenses (incl. right of use amortization)	(4,638)	(31,238)
Other	(582)	(519)
Total research and development expenses	(24,069)	(56,632)
	-	-
	For the three-month period ended September 30,
Selling, general and administrative expenses	2025	2026

Wages and salaries	(1,693)	(2,571)
Social charges on stock option grants	(16)	15
Non-cash stock-based compensation expense	(554)	(607)
Personnel expenses	(2,263)	(3,162)
Purchases and external expenses	(2,357)	(2,493)
Depreciation and amortization expenses (incl. right of use amortization)	(372)	(392)
Other	(216)	(151)
Total selling, general and administrative expenses	(5,208)	(6,197)
	-	-
	For the three-month period ended September 30,
Personnel expenses	2025	2026

Wages and salaries	(10,763)	(16,957)
Social charges on stock option grants	(74)	5
Non-cash stock-based compensation expense	(1,602)	(1,863)
Total personnel expenses	(12,438)	(18,815)
	-	-
	For the three-month period ended September 30,
	2025	2026

Other operating income (expenses)	154	(124)

i. Research and development expenses

During the three-month period ended September 30, 2026, research and development expenses increased by $32.6 million compared with the corresponding period in 2025. This increase was primarily driven by a $34.9 million impact of the strategic transformation announced in September 2026 as disclosed in Note 4.2.1.

Excluding the impact of the strategic transformation, research and development expenses decreased by $2.3 million during the three-month period ended September 30, 2026 compared with the corresponding period in 2025. This decrease was primarily driven by (i) a $1.6 million decrease in purchases and external expenses, and (ii) a $0.9 million decrease in personnel expenses.

ii. Selling, general and administrative expenses

During the three-month period ended September 30, 2026, selling, general and administrative expenses increased by $1.0 million compared with the corresponding period in 2025. This increase was primarily driven by a $1.1 million impact of the strategic transformation announced in September 2026 as disclosed in Note 4.2.1.

4.3 Financial income and expenses

4.3.1 For the nine-month period ended September 30

	For the nine-month period ended September 30,
Financial income and expenses	2025	2026

Interest income from cash, cash equivalents and financial assets	7,420	4,721
Foreign exchange gains	5,851	4,861
Gain on fair value measurements	837	15,136
Other financial income	-	159
Financial income	14,108	24,877
Interest on financial liabilities	(4,370)	(4,732)
Foreign exchange losses	(27,271)	(3,537)
Loss on fair value measurements	(6,313)	(435)
Interest on lease liabilities	(1,703)	(1,233)
Allowance for expected credit losses	-	(9,401)
Other financial expenses	-	(291)
Financial expenses	(39,658)	(19,630)
Net financial (loss) gain	(25,550)	5,246

Between the nine-month periods ended September 30, 2025 and 2026, the net financial result improved by $30.8 million, from a net financial loss of $25.6 million to a net financial gain of $5.2 million, due to a $10.8 million increase in financial income and a $20.0 million decrease in financial expenses.

The $10.8 million increase in financial income was primarily attributable to (i) a $14.3 million increase in non-cash gains recognized from fair value measurements, mainly reflecting a $15.1 million fair value gain on the Tranche A, B and C warrants issued to the European Investment Bank ("EIB") (see note 12) in the nine months ended September 30, 2026, compared with a $5.8 million fair value loss in the same period in 2025, partially offset by (ii) a $2.7 million decrease in interest income earned on cash, cash equivalents and financial assets, and (iii) a $1.0 million decrease in foreign exchange gains.

The $20.0 million decrease in financial expenses was primarily attributable to (i) a $23.7 million decrease in foreign exchange losses, mainly resulting from the appreciation of the U.S. dollar against the euro, (ii) a $5.9 million decrease in losses from fair value measurements, as the Tranche A, B and C warrants issued to the European Investment Bank ("EIB") resulted in a fair value gain during the period, partly offset by (iii) the recognition of a $9.4 million expected credit loss ("ECL") allowance on a financial guarantee contract (See Note 12, “Financial liabilities").

4.3.2 For the three-month period ended September 30

	For the three-month period ended September 30,
Financial income and expenses	2025	2026

Interest income from cash, cash equivalents and financial assets	2,313	1,329
Foreign exchange gains	1,146	605
Gain on fair value measurements	-	6,377
Other financial income	-	13
Financial income	3,459	8,325
Interest on financial liabilities	(1,568)	(1,614)
Foreign exchange losses	(1,744)	(829)
Loss on fair value measurements	(7,060)	-
Interest on lease liabilities	(539)	(410)
Allowance for expected credit losses	-	(9,401)
Financial expenses	(10,912)	(12,254)
Net financial loss	(7,452)	(3,929)

The $4.9 million increase in financial income between the three-month periods ended September 30, 2025 and 2026 was mainly attributable to a $6.4 million gain recognized from the fair value measurement of the Tranche A, B and C warrants issued to the European Investment Bank ("EIB") (see note 12) , partially offset by a $0.5 million decrease in foreign exchange gains and a $1.0 million decrease in interest income from cash, cash equivalents and financial assets.

The $1.3 million increase in financial expenses over the same period was mainly attributable to the recognition of a $9.4 million expected credit loss ("ECL") allowance on a financial guarantee contract (see Note 12 "Financial liabilities"), partially offset by a $7.1 million decrease in value losses and a $0.9 million decrease in foreign exchange losses.

4.4 Income tax

4.4.1 For the nine-month period ended September 30

	For the nine-month period ended September 30,
	2025	2026
Income tax	0	(102)

The income tax for the nine-month period ended September 30 is calculated by applying the estimated effective tax rate for the fiscal year to pre-tax net income or loss for the nine-month period ended September 30.

The effective income tax rate for the nine-month period ended September 30, 2026 is 0.1%, compared with 0.0% for the nine-month period ended September 30, 2025.

4.4.2 For the three-month period ended September 30

	For the three-month period ended September 30,
	2025	2026
Income tax	0	(30)

Note 5. Impairment tests

Accounting policy

Amortizable intangible assets, depreciable tangible assets and right-of-use are tested for impairment when there is an indicator of impairment. Whenever possible, impairment tests involve comparing the carrying amount of the assets on a standalone-basis with the recoverable amount. When it is not possible to perform the impairment test at the individual asset level, the test is conducted at the level of the Company's cash-generating unit (CGU). The recoverable amount of an asset or a CGU is the higher of (i) its fair value less costs of disposal and (ii) its value in use. If the recoverable amount of any asset or CGU is below its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.

The Group has a single CGU corresponding to the Therapeutic segment.

As part of the Group’s strategic transformation, changes in the expected use of the assets were identified as impairment indicators. Accordingly, as of September 30, 2026, the Group performed an impairment test on the related right-of-use assets and property, plant and equipment.

The recoverable amount of these assets was based on the fair value less cost of disposal, primarily estimated using the net present value of expected cash flows based on market assumptions. The fair value measurement was categorized within Level 3 of the fair value hierarchy based on the inputs to the valuation technique.

As most of the assets in the Group's single CGU consist of right-of-use assets on building leases and related leasehold improvements, the key assumptions used in determining fair value less costs of disposal were market rental rates, the estimated period required to sublease the facility, including customary rent-free periods, and the discount rate.

Market rental rates and leasing assumptions were based on market data and reflect the principal market for comparable facilities comprising a mix of office, manufacturing and storage space. Accordingly, and solely for the purpose of compliance with IFRS 13, the valuation does not attribute additional value to the facilities’ specialized improvements for the manufacture of cell therapies or to the possibility of identifying a specialized potential buyer or tenant that would benefit from such improvements. The cash flows were discounted using an annual discount rate of 11.0%.

As a result, the Group recognized an impairment loss of $26.8 million, including $2.1 million related to right-of-use assets and $24.8 million related to property, plant and equipment. The impairment loss was recognized as research and development expenses for $26.6 million and selling, general and administrative expenses for $0.3 million in the Interim Condensed Statements of Consolidated Operations for the nine- and three-month periods ended September 30, 2026 (see Note 4.2).

Note 6. Right-of-use assets

Details of Right-of-use assets

Under the provision of IFRS 16 “Leases”, the Company recognizes a right of use asset and lease liability on the statement of financial position.

The breakdown of right-of-use assets is as follows:

		Building lease	Equipment	Total
		$ in thousands
Net book value as of January 1, 2025		25,593	4,375	29,968
Depreciation expense		(3,723)	(1,934)	(5,657)
Translation adjustments		1,159	42	1,201
Net book value as of September 30, 2025		23,029	2,483	25,512
Gross value at end of period		53,736	18,328	72,063
Accumulated depreciation and impairment at end of period		(30,707)	(15,845)	(46,551)

Net book value as of January 1, 2026		21,757	1,901	23,658
Lease term reassessments	(i)	(3,241)	(0)	(3,241)
Reclassification	(ii)	0	(1,477)	(1,477)
Depreciation expense		(3,896)	(254)	(4,150)
Impairment loss	(iii)	(2,063)	-	(2,063)
Other movements		377	-	377
Translation adjustments		(146)	0	(145)
Net book value as of September 30, 2026		12,788	170	12,959
Gross value at end of period		50,127	721	50,847
Accumulated depreciation and impairment at end of period		(37,338)	(550)	(37,889)

(i) During the nine-month period ended September 30, 2026, the Company reassessed whether it was reasonably certain to exercise a termination option in one of its building leases and concluded that it was reasonably certain to exercise the option following the

Group’s strategic transformation announced on September 14, 2026 (see Note 1). As a result of this reassessment, the lease liability was remeasured in accordance with IFRS 16 (see Note 12), resulting in a $3.2 million decrease in both the lease liability and the related right-of-use asset.

(ii) In January 2026, the Company exercised a purchase option under an equipment lease and, upon exercise of the option, reclassified the carrying amount of the related right-of-use asset to property, plant and equipment (see Note 7).

(iii) During the nine-month period ended September 30, 2026, changes in the expected use of certain assets following the Group’s strategic transformation announced on September 14, 2026 (see Note 1) were identified as indicators of impairment. As a result of the impairment testing performed, the Company recognized an impairment loss of $2.1 million on right-of-use assets related to building leases (see Note 5).

Note 7. Property, plant and equipment

		Leasehold improvements*	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
		$ in thousands
Net book value as of January 1, 2025		40,304	4,131	1,177	282	45,895
Additions		-	226	10	1,610	1,846
Disposal		-	(1)	(0)	-	(1)
Reclassification		194	585	61	(206)	633
Depreciation expense		(6,721)	(1,387)	(273)	-	(8,381)
Translation adjustments		758	348	51	49	1,207
Net book value as of September 30, 2025		34,535	3,903	1,025	1,736	41,198
Gross value at end of period		76,698	21,632	5,435	1,736	105,500
Accumulated depreciation and impairment at end of period		(42,162)	(17,729)	(4,410)	-	(64,301)

Net book value as of January 1, 2026		32,479	3,969	977	1,363	38,788
Additions		-	90	31	523	644
Disposal		(4)	(141)	(14)	(2)	(161)
Reclassification		301	1,699	147	(671)	1,477
Depreciation expense		(7,074)	(1,299)	(280)	(0)	(8,653)
Impairment loss	(i)	(23,879)	(579)	(161)	(167)	(24,785)
Translation adjustments		(87)	(63)	(7)	(17)	(173)
Net book value as of September 30, 2026		1,737	3,677	693	1,030	7,137
Gross value at end of period		76,502	21,492	5,255	1,193	104,443
Accumulated depreciation and impairment at end of period		(74,765)	(17,815)	(4,563)	(163)	(97,306)

*During the period, the Group revised the presentation of the above table to separately present leasehold improvements as a class of property, plant and equipment. This change was made to provide more relevant information about the nature of the Group’s property, plant and equipment and improve the clarity of this footnote disclosure. The presentation of the comparative information in the above table has been revised on a consistent basis.

(i) During the nine-month period ended September 30, 2026, changes in the expected use of certain assets following the Group’s strategic transformation announced on September 14, 2026 (see Note 1) were identified as indicators of impairment. As a result of the impairment testing performed, the Company recognized an impairment loss of $24.8 million on property, plant and equipment (see Note 5).

Note 8. Non-current financial assets and other non-current assets

	As of December 31,	As of September 30,
	2025	2026
	$ in thousands
Deposit	996	966
Restricted cash	2,320	2,160
Other financial assets	1,773	1,505
Non-current financial assets	5,088	4,631
Research tax credit	20,025	24,309
Other non-current assets	20,025	24,309

As of September 30, 2026, our non-current restricted cash primarily consisted of $2.0 million related to our leased premises in Raleigh and $0.2 million for our leased premises in New York. The $0.2 million decrease since December 31, 2025 was mainly due to the reclassification of a portion of our restricted cash related to our leased premises in Raleigh to current financial assets (see Note 11).

As of September 30, 2026 and December 31, 2025, other financial assets primarily related to our net investment in the partial sublease of our premises in New York, which is accounted for as a finance lease.

Other non-current assets consist of research tax credit receivables, which are expected to be recovered after a three-year period following their initial recognition. The $4.3 million increase in non-current research tax credit receivables was primarily attributable to the Research tax credit income recognized during the nine months ended September 30, 2026 (see Note 4.1).

Note 9. Trade receivables and other current assets

9.1 Trade receivables

	As of December 31,	As of September 30,
	2025	2026
	$ in thousands
Trade receivables	14,398	4,125
Allowance for expected credit losses	-	-
Total net value of trade receivables	14,398	4,125

All trade receivables have payment terms of less than one year.

The $10.3 million decrease in trade receivables as of September 30, 2026 compared to December 31, 2025 was mainly due to payments received for variable considerations under the AZ JRCA billed in the three months ended December 31, 2025.

9.2 Subsidies receivables

	As of December 31,	As of September 30,
	2025	2026
	$ in thousands
Research tax credit	7,711	7,499
Other subsidies	89	0
Total subsidies receivables	7,800	7,499

9.3 Other current assets

	As of December 31,	As of September 30,
	2025	2026
	$ in thousands
VAT receivables	1,177	777
Income tax receivable	639	51
Prepaid expenses and other prepayments	1,934	3,683
Other tax and social receivables	1,304	2
Deferred expenses and other current assets	330	359
Total other current assets	5,383	4,872

Prepaid expenses and other prepayments primarily include advances to our subcontractors on research and development activities, as well as prepaid insurance premiums. The $1.7 million increase in prepaid expenses and other prepayments between December 31, 2025 and September 30, 2026 was mainly attributable to additional advance payments to R&D suppliers.

Note 10. Financial assets and liabilities

The following tables show the carrying amounts and fair values of financial assets and financial liabilities as of September 30, 2026 and December 31, 2025:

		Accounting category		Book value on the statement of financial position	Fair Value	Fair Value Hierarchy
As of September 30, 2026		Fair value through profit and loss	Amortized cost			Level 1	Level 2	Level 3
		$ in thousands
Financial assets
Non-current financial assets	(i)		4,631	4,631	4,631	-	-	-
Trade receivables	(i)	-	4,125	4,125	4,125	-	-	-
Subsidies receivables	(i)	-	7,499	7,499	7,499	-	-	-
Current financial assets	(i)	-	118,477	118,477	118,477	-	-	-
Cash and cash equivalents		28,229	-	28,229	28,229	28,229	-	-
Total financial assets		28,229	134,732	162,961	162,961	28,229	-	-

Financial liabilities
Non-current derivative instruments (EIB warrants)		6,547	-	6,547	6,547	-	-	6,547
Other non-current financial liabilities	(i)	-	62,425	62,425	62,425	-	-	-
Current financial liabilities	(i)	-	7,561	7,561	7,561	-	-	-
Trade payables	(i)	-	16,903	16,903	16,903	-	-	-
Other current liabilities	(i)	399	10,857	11,256	11,256	-	-	399
Total financial liabilities		6,946	97,746	104,692	104,692	-	-	6,946

		Accounting category		Book value on the statement of financial position	Fair Value	Fair Value Hierarchy
As of December 31, 2025		Fair value through profit and loss	Amortized cost			Level 1	Level 2	Level 3
		$ in thousands
Financial assets
Non-current financial assets	(i)	-	5,088	5,088	5,088	-	-	-
Trade receivables	(i)	-	14,398	14,398	14,398	-	-	-
Subsidies receivables	(i)	-	7,800	7,800	7,800	-	-	-
Current financial assets	(i)	234	146,897	147,130	147,130	-	-	234
Cash and cash equivalents		61,533	-	61,533	61,533	61,533	-	-
Total financial assets		61,767	174,183	235,949	235,949	61,533	-	234

Financial liabilities
Non-current derivative instruments (EIB warrants)		22,059	-	22,059	22,059	-	-	22,059
Other non-current financial liabilities		-	51,953	51,953	52,521	-	-	-
Current financial liabilities	(i)	-	10,460	10,460	10,460	-	-	-
Trade payables	(i)	-	17,277	17,277	17,277	-	-	-
Other current liabilities	(i)	168	12,174	12,342	12,342	-	-	168
Total financial liabilities		22,227	91,865	114,092	114,660	-	-	22,227

(i) As of September 30, 2026 and December 31, 2025, the carrying amount of these assets and liabilities on the statement of consolidated financial position was a reasonable approximation of their fair value.

Note 11. Current financial assets and Cash and cash equivalents

As of December 31, 2025	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands

Restricted cash	2,048	-	2,048
Derivatives	234	-	234
Other current financial assets (deposits)	144,848	-	144,848
Current financial assets	147,130	-	147,130
Cash and cash equivalents	61,533	-	61,533
Current financial assets and cash and cash equivalents	208,663	-	208,663

As of September 30, 2026	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands

Restricted cash	160	-	160
Other current financial assets (deposits)	118,316	-	118,316
Current financial assets	118,477	-	118,477
Cash and cash equivalents	28,229	-	28,229
Current financial assets and cash and cash equivalents	146,705	-	146,705

11.1 Current financial assets

As of September 30, 2026, current financial assets are mainly composed of $118.3 million deposit with a term of more than three months that does not meet IAS 7 requirements to qualify as cash equivalents.

As of December 31, 2025, current financial assets were composed of (i) a $144.8 million deposit with a term of more than three months that does not meet IAS 7 requirements to qualify as cash equivalents and (ii) $2.0 million of short-term restricted cash mainly related to our lease agreement for equipment in our Raleigh manufacturing site.

11.2 Cash and cash equivalents

	As of December 31,	As of September 30,
	2025	2026
	$ in thousands
Cash and bank accounts	45,915	21,572
Fixed bank deposits	15,618	6,657
Total cash and cash equivalents	61,533	28,229

Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Note 12. Financial liabilities and lease debts

12.1 Detail of financial liabilities and lease debts

	As of December 31, 2025	As of September 30, 2026

	$ in thousands
Conditional advances	4,042	4,298
Lease debts	27,725	19,518
EIB loan	47,175	49,706
EIB warrants	22,059	6,547
Financial Guarantee contract	-	7,802
Other non-current financial liabilities	735	619
Total non-current financial liabilities and non-current lease debts	101,738	88,490
Lease debts	7,701	6,363
State Guaranteed loan « PGE »	4,090	-
Financial Guarantee contract	-	1,389
Other current financial liabilities	6,369	6,173
Total current financial liabilities and current lease debts	18,161	13,924
Trade payables	17,277	16,903
Other current liabilities	12,342	11,256
Total Financial liabilities and lease debts	149,518	130,573

Reconciliation of movements of liabilities to cash flows arising from financing liabilities is as follows:

	As of December 31, 2025	Debt repayments	Other non-cash transactions	Reclassifications	Interest expense	Interest paid	Non-cash change in fair value	Currency translation adjustment	As of September 30, 2026

	$ in thousands
Conditional advances	4,042	-	120	-	279	-	-	(145)	4,298
Lease debts	27,725	-	(3,241)	(4,879)	-	-	-	(87)	19,518
EIB loan	47,175	-	-	-	4,212	-	-	(1,681)	49,706
EIB warrants	22,059	-	-	-	-	-	(15,110)	(402)	6,547
Financial guarantee contract	-	-	7,981	-	-	-	-	(179)	7,802
Other non-current financial liabilities	735	-	-	(117)	-	-	-	-	619
Total non-current financial liabilities and non-current lease debts	101,738	-	4,861	(4,996)	4,491	-	(15,110)	(2,494)	88,490
Lease debts (1)	7,701	(6,106)	-	4,879	1,233	(1,233)	-	(111)	6,363
State Guaranteed loan « PGE »	4,090	(4,024)	-	-	38	(57)	-	(47)	-
Financial guarantee contract	-	-	1,420	-	-	-	-	(32)	1,389
Other current financial liabilities	6,369	(108)	-	117	202	(199)	-	(207)	6,173
Total current financial liabilities and current lease debts	18,161	(10,239)	1,420	4,996	1,472	(1,489)	-	(397)	13,924

	As of December 31, 2024	Debt repayments	Other non-cash transactions	Reclassifications	Interest expense	Interest paid	Non-cash change in fair value	Currency translation adjustment	As of September 30, 2025

	$ in thousands
Conditional advances	3,189	-	-	-	306	-	-	430	3,925
Lease debts	34,245	-	-	(5,988)	-	-	-	995	29,252
State Guaranteed loan « PGE »	3,599	-	-	(3,873)	-	-	-	274	0
EIB loan	37,202	-	(11)	-	3,601	-	-	5,022	45,814
EIB warrants	6,010	-	-	-	-	-	5,803	1,073	12,887
Other non-current financial liabilities	881	-	-	(108)	-	-	-	-	773
Total non-current financial liabilities and non-current lease debts	85,127	-	(11)	(9,969)	3,907	-	5,803	7,794	92,651
Lease debts (1)	8,385	(6,430)	-	5,988	1,703	(1,703)	-	388	8,331
State Guaranteed loan « PGE »	4,841	(3,885)	9	3,873	111	(124)	-	629	5,454
Other current financial liabilities	11,293	(101)	42	108	367	(377)	-	1,454	12,786
Total current financial liabilities and current lease debts	24,519	(10,416)	51	9,969	2,181	(2,204)	-	2,471	26,571

(1) Payments on lease debts as presented on the Company's Interim Condensed Statements of Consolidated Cash Flows include debt repayments and related interests paid.

Conditional advances

On March 8, 2023, we entered into a grant and refundable advance agreement with Bpifrance ("BPI") to partially finance one of our R&D programs related to the eti-cel product candidate and associated CMC activities. Pursuant to this agreement, we received a first installment of $0.9 million on June 19, 2023, a second installment of $1.9 million on October 6, 2023 and a third installment of $2.1 million on December 6, 2024.

Repayment of this advance was initially scheduled over a 3-year period starting on March 31, 2028, except in the event of technical or economic failure of the R&D project. On January 30, 2026, the repayment term was extended by 18 months, with the first repayment installment due on September 30, 2029.

The amount repayable is equal to the principal amount increased by a discounting adjustment calculated at an annual rate of 3.04%, in accordance with the European Commission’s principles governing State aid. The amount of this discounting adjustment is expected to be €1.1 million ($1.2 million), resulting in the total repayment amount of €5.6 million ($6.4 million).

This refundable advance from BPI includes a government grant component as defined in IAS 20. Because this advance bears a below-market interest rate, the Group measured the fair value of each installment using a market rate of interest and recognized the difference between the cash proceeds received and the fair value of the advance as grant income.

Based on a market interest rates of 16.1% for the first installment, 15.2% for the second installment and 8.7% for the third installment, determined using the credit spreads observed on loans contracted by Cellectis with comparable maturities, the Group measured the fair value of the advance at $3.0 million at inception. The difference between the fair value of the refundable advance and the cash proceeds received was recognized as grant income in profit and loss upon receipt of the funds. The advance is subsequently measured at amortized cost.

The amendment dated January 30, 2026 which extended the repayment term by 18 months, did not have a material impact on the carrying amount of the advance. The remeasurement of the contractual cash flows resulted in the recognition of $0.2 million of financial income and $0.3 million of financial expense during the nine-month period ended September 30, 2026.

State-Guaranteed loan

The State-Guaranteed Loan (“Prêt Garanti par l’Etat”, or “PGE”) consists of a €18.5 million loan (equivalent to $21.0 million at exchange rate as of September 30, 2026) provided by a banking syndicate comprising HSBC, Société Générale, Banque Palatine and BPI.

The PGE loan bears a fixed interest rate ranging from 0.31% to 3.35%. Following an initial two-year interest-only period, the loan is amortized over up to four years at the Company's election. The French government guarantees 90% of the principal amount borrowed.

The final installment on the State-Guaranteed Loan was fully repaid in July 2026 in accordance with the contractual repayment schedule.

Other current and non-current financial liabilities

As of September 30, 2026 and December 31, 2025, other current financial liabilities mainly consisted of financing obtained from BPI in August 2023 in respect of the Company's 2022 Research Tax Credit receivable, in the principal amount of €5.3 million ($6.0 million and $6.2 million as of September 30, 2026 and December 31, 2025, respectively).

Financial guaranties

In September 2017, Cellectis provided a guaranty on the lease agreement that Calyxt, Inc. ("Calyxt") entered into for its headquarters in Roseville, Minnesota. The lease has a term of twenty years with four options to extend its term for five years. Calyxt previously agreed to indemnify Cellectis for any obligations under this guaranty, effective upon Cellectis’ ownership falling to 50 percent or less of Calyxt’s outstanding common stock. Accordingly, Calyxt’s indemnification obligation was triggered in October 2022.

In connection with the merger agreement entered into between Calyxt and Cibus Global LLC ("Cibus") in January 2023, pursuant to which Calyxt and Cibus merged (the "Merger Agreement"), we executed a voting agreement with Cibus to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof. Pursuant to the voting agreement, at such time that the annual revenues of Calyxt equals $25.0 million or more for two consecutive 12-month periods after the closing of the merger, Cibus will use commercially reasonable efforts to terminate our guaranty of Calyxt’s lease agreement with respect to its headquarters, which we provided in favor of the landlord of that property. Until the parties are able to terminate our lease guaranty, Cibus may not renew or extend the lease or enter into any amendment that would increase our obligation under the lease guaranty. Further, Cibus, from and after the closing of the merger, agrees to indemnify us and our affiliates in connection with the Cibus lease and our guaranty thereof.

On September 9, 2026, NGCRE Investment VIII, LLC (“NGCRE”), the landlord of the Roseville, Minnesota premises leased by Cibus, filed a complaint against Cibus and Cellectis in connection with alleged defaults under the lease and Cellectis’ related lease guaranty. NGCRE seeks to recover amounts allegedly due under the lease and the guaranty. As a consequence, the Group reassessed in accordance with IFRS 9 its exposure under the financial guarantee and the related expected credit losses as of September 30, 2026. At that date, the lease guaranty represented a total potential undiscounted amount of $18.8 million consisting of base rents over the remaining 12-year lease period. The financial guarantee liability was measured at $9.2 million. The liability reflects the present value of the expected cash shortfalls under the guarantee, using a 4.9% risk-free discount rate and assuming a high probability of default by Cibus and a 55% of loss given default rate based on regulatory benchmark (CRR III), with adjustments for counterparty-specific factors.

European Investment Bank (“EIB”) credit facility

On December 28, 2022, Cellectis entered into a finance contract (the “Finance Contract”) with the EIB for up to €40.0 million in financing to support research and development activities relating to its pipeline of gene-edited allogeneic cell therapy candidate products for oncology indications (the “R&D Activities”).

The Finance Contract provided for funding in three tranches: (i) an initial tranche of €20.0 million (“Tranche A”), disbursed on April 17, 2023; (ii) a second tranche of €15.0 million (“Tranche B”), disbursed on January 25, 2024; and (iii) a third tranche of €5.0 million (“Tranche C”), disbursed on December 18, 2024. Tranche A, Tranche B and Tranche C mature six years from their respective disbursement dates and bear contractual interest at annual rates of 8%, 7% and 6%, respectively. Interest is capitalized annually and added to the outstanding principal amount.

On March 30, 2023, the Company and EIB entered into a Subscription Agreement relating to warrants to be issued by Cellectis S.A. (the “Warrant Agreement”), as required under the Finance Contract.

As a condition to the disbursement of Tranche A, the Company issued 2,779,188 Tranche A warrants to the EIB at the exercise price of €1.92 per warrant. As a condition to the disbursement of Tranche B, the Company issued 1,460,053 Tranche B warrants to the EIB at the exercise price of €2.53 per warrant. As a condition to the disbursement of Tranche C, the Company issued 611,426 Tranche C warrants to the EIB at the exercise price of €1.70 per warrant. The Tranche A, B and C warrants are collectively referred to as the "EIB Warrants". The exercise price of the warrants corresponds to 99% of the volume-weighted average price of the Company’s ordinary shares during the three trading days preceding the decision of the Board of Directors to issue each of the Tranche A, Tranche B and Tranche C warrants.

Each EIB Warrant entitles the EIB to acquire one ordinary share of the Company upon payment of the applicable exercise price, subject to customary adjustments and anti-dilution provisions.

The EIB Warrants expire on the twentieth anniversary of their issuance date, at which time any unexercised EIB Warrants will automatically lapse and become null and void.

Any outstanding EIB Warrant becomes exercisable upon the earliest to occur of: (i) a change of control event; (ii) the maturity date of related Tranche; (iii) a public takeover bid approved by the Company’s Board of Directors; (iv) a sale of all or substantially all of certain assets of Cellectis and its subsidiaries; (v) a debt repayment event (defined as any mandatory repayment pursuant to the Finance Contract or any voluntary repayment of more than 75% of any Tranche) in respect of one or more Tranches; or (vi) the receipt by Cellectis of a written demand for repayment from the EIB following an event of default under the Finance Contract (each, an “Exercise Event”).

Following the occurrence of an Exercise Event and until the expiration of the applicable EIB Warrants, the EIB may exercise a put option (the "EIB Put Option"), pursuant to which the EIB may require the Company to repurchase all or a portion of the then exercisable but unexercised EIB Warrants. The repurchase price would be equal to the fair market value of the EIB Warrants, subject to a cap equal to the aggregate principal amount disbursed by the EIB under the Finance Contract, less certain repaid amounts, as determined at the time the EIB Put Option is exercised.

Furthermore, in the event of any public take-over bid by a third party or a sale of all outstanding shares of the Company to any person or group of persons acting in concert, the Company may, subject to certain conditions, including the sale by certain shareholders of all of their shares and other securities, repurchase all, but not less than all, of the EIB Warrants (the "Call Option"). The repurchase price would be equal to the greater of: (a) 0.3 times the amount disbursed by the EIB under the Finance Contract divided by the aggregate number of EIB Warrants issued (as reduced by the number EIB Warrants previously exercised); and (b) the fair market value of the EIB Warrants.

The Company has a right of first refusal to repurchase any EIB Warrants offered for sale to a third party on the same terms and conditions as such third party’s offer, provided that such right of first refusal shall not apply if the contemplated sale occurs in connection with a public takeover bid by a third party.

The Finance Contract and the Warrant Agreement are separate instruments because they have different maturities and because the warrants are transferable, subject to certain conditions. Accordingly, the warrants are accounted for separately from the related loan.

Tranche A, B and C loans, as well as their related Tranche A, B and C warrants, are accounted for separately in accordance with IFRS 9. The drawdown of Tranches B and C cannot be analyzed as an amendment to the loan and warrant contracts of Tranche A or B, as each drawdown was subject to additional conditions, the related loans and warrants have different maturities, and the effective interest rate applicable to each tranche differs and reflects market conditions prevailing at the respective drawdown date.

The €20.0 million Tranche A loan is classified as a financial liability measured at amortized cost. Upon initial recognition on April 17, 2023, the carrying amount of the loan included $0.3 million of transaction costs and the $5.3 million fair value of the related warrants (see below Derivative Instruments), as the warrants formed part of the consideration provided to the EIB. The initial carrying value of the loan was $16.2 million. Thereafter, the loan is measured at amortized cost using the effective interest method, with an effective interest rate of 13.4%.

The €15.0 million Tranche B loan is classified as a financial liability measured at amortized cost. Upon initial recognition on January 25, 2024, the carrying amount of the loan included the $3.5 million fair value of the related warrants (see below Derivative Instruments), as the warrants formed part of the consideration provided to the EIB. The initial carrying value of the loan was $12.8 million. Thereafter, the loan is measured at amortized cost using the effective interest method, with an effective interest rate of 11.4%.

The €5.0 million Tranche C loan is classified as a financial liability measured at amortized cost. Upon initial recognition on December 18, 2024, the carrying amount of the loan included the $0.8 million fair value of the related warrants (see below Derivative Instruments), as the warrants formed part of the consideration provided to the EIB. The initial fair value of the loan is $4.5 million. Thereafter, the loan is measured at amortized cost using the effective interest method, with an effective interest rate of 8.85%.

Derivative Instruments – EIB Warrants

The warrants (Bons de Souscription d’Actions) issued in connection with the disbursement of the Tranches A, B and C are derivative instruments.

Based on the terms and conditions of the EIB Put Option, we consider that the Put Option and the Tranche A Warrants, Tranche B Warrants and Tranche C Warrants under each of the Tranches are to be treated as a single compound derivative.

Based on the terms and conditions of the Company’s Call Option, we consider it highly unlikely that the Company will exercise the Call Option. Accordingly, the call option was assigned a fair value of zero as of December 31, 2025 and September 30, 2026.

The “fixed for fixed” criterion of IAS 32, under which a derivative may be classified as an equity instrument only if will be settled by the exchange of a fixed number of shares for a fixed amount of cash or another financial asset, is not met. This is because the settlement provisions may result in the exchange of a variable number of shares for a variable amount upon exercise of the Put Option. Accordingly, the Tranche A, B and C Warrants and the related Put Option are not classified as equity instruments but as a financial liability measured at fair value through profit or loss.

The fair value of the Tranche A, B and C Warrants and the Put Option was estimated using a Longstaff-Schwartz valuation method. These derivative instruments are classified within Level 3 in the fair value hierarchy.

This approach is particularly appropriate for estimating the fair value of American-style options, which may be exercised at any time between the occurrence of an exercise event and their maturity date, and which contain complex exercise features. In particular, the EIB may exercise the Warrants based on Cellectis’ spot share price or exercise the Put Option based on the average share price over a 90-day period.

The Longstaff-Schwartz valuation method also reflects the market price of the underlying shares at the valuation date, the historical volatility of the Company’s share price and the contractual term of the instruments.

The assumptions and results of the warrant valuation for Tranche A are detailed in the following tables:

Warrants Tranche A
Grant date *	4/17/2023
Expiration date	4/17/2043
Number of options granted	2,779,188
Share entitlement per option	1
Exercise price (in euros per option)	1.92
Valuation method	Longstaff Schwartz

* For valuation purposes, the grant date corresponds to the disbursement date of Tranche A, which is defined as the issuance date under the contract.

	Warrants Tranche A
	As of April 17, 2023	As of December 31, 2025	As of September 30, 2026
Number of warrants granted	2,779,188	2,779,188	2,779,188
Share price (in euros)	1.87	4.20	1.34
Average life of options (in years)	20.00	17.30	16.55
Expected volatility	81.3%	89.7%	93.7%
Risk free rate	2.85%	3.3%	3.7%
Expected dividends	0%	0%	0%
Fair value per option (in euros per share)	1.73	3.84	1.23
Fair value in $ thousands	5,280	12,546	3,871

We conducted sensitivity analysis on the expected volatility. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of September 30, 2026	Fair value in $ thousands
Expected volatility -5%	3,977
Expected volatility	3,871
Expected volatility +5%	3,711

The assumptions and results of the warrant valuation for Tranche B are detailed in the following tables:

Warrants Tranche B
Grant date *	1/25/2024
Expiration date	1/25/2044
Number of options granted	1,460,053
Share entitlement per option	1
Exercise price (in euros per option)	2.53
Valuation method	Longstaff Schwartz

* For valuation purposes, the grant date corresponds to the disbursement date of Tranche B, which is defined as the issuance date under the contract.

	Warrants Tranche B
	As of January 25, 2024	As of December 31, 2025	As of September 30, 2026
Number of warrants granted	1,460,053	1,460,053	1,460,053
Share price (in euros)	2.51	4.20	1.34
Average life of options (in years)	20.00	18.09	17.34
Expected volatility	60.4%	89.7%	93.7%
Risk free rate	2.7%	3.3%	3.7%
Expected dividends	0%	0%	0%
Fair value per options (in euros per share)	2.22	3.89	1.19
Fair value in $ thousands	3,534	6,679	1,969

We conducted sensitivity analysis on the expected volatility. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of September 30, 2026	Fair value in $ thousands
Expected volatility -5%	2,023
Expected volatility	1,969
Expected volatility +5%	1,892

The assumptions and results of the warrant valuation for Tranche C are detailed in the following tables:

Warrants Tranche C
Grant date *	12/18/2024
Expiration date	12/18/2044
Number of options granted	611,426
Share entitlement per option	1
Exercise price (in euros per option)	1.70
Valuation method	Longstaff Schwartz

* For valuation purposes, the grant date corresponds to the disbursement date of Tranche C, which is defined as the issuance date under the contract.

	Warrants Tranche C
	As of December 18, 2024	As of December 31, 2025	As of September 30, 2026
Number of warrants granted	611,426	611,426	611,426
Share price (in euros)	1.56	4.20	1.34
Average life of options (in years)	20.00	18.97	18.22
Expected volatility	45.3%	89.7%	93.7%
Risk free rate	2.2%	3.3%	3.7%
Expected dividends	0%	0%	0%
Fair value per options (in euros per share)	1.19	3.94	1.02
Fair value in $ thousands	755	2,834	707

We conducted sensitivity analysis on the expected volatility. As shown in the tables below, the sensitivity of the fair value to the expected volatility is not significant:

As of September 30, 2026	Fair value in $ thousands
Expected volatility -5%	749
Expected volatility	707
Expected volatility +5%	655

12.2 Remaining contractual maturities

Balance as of September 30, 2026	Book value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	25,881	7,805	17,870	6,011
Financial liabilities	76,533	7,711	80,388	13,693
Financial liabilities and lease debts	102,414	15,516	98,259	19,704
Trade payables	16,903	16,903	-	-
Other current liabilities	11,256	11,256	-	-
Total financial liabilities and lease debts	130,573	43,676	98,259	19,704

Balance as of December 31, 2025	Book value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	35,426	10,151	25,406	7,881
Financial liabilities	84,472	10,722	79,206	34
Trade payables	17,277	17,277	-	-
Other current liabilities	12,342	12,342	-	-
Total financial liabilities and lease debts	149,518	50,492	104,613	7,915

The above remaining contractual maturities are undiscounted amounts and include future interests to be paid.

Note 13. Other current liabilities

	As of December 31, 2025	As of September 30, 2026

	$ in thousands
VAT Payables	80	24
Accruals for personnel related expenses	10,766	9,419
Other	1,496	1,813
Total other current liabilities	12,342	11,256

Accruals for personnel related expenses include paid time-off, payroll related social charges accruals, and annual bonus accruals. As of September 30, 2026, they also include a $0.8 million accrual related to termination benefits accounted in connection with the Group's restructuring plan (see Note 18) payable to employees who had been notified of their termination.

Note 14. Deferred income and contract liabilities

	As of December 31, 2025	As of September 30, 2026

	$ in thousands
Deferred revenues	96,803	90,371
Total deferred income and contract liabilities	96,803	90,371

As of September 30, 2026, the deferred income and contract liabilities included $90.2 million of deferred revenues related to the AZ JRCA, including upfront payments received under the IIA and the SIA.

The $6.4 million decrease in deferred revenues between December 31, 2025 and September 30, 2026 was primarily attributable to (i) revenue recognized in the nine-month period ended September 30, 2026 of $14.0 million, of which $6.6 million were included in deferred revenues at the beginning of the year, and (ii) a foreign exchange impact of $3.2 million, partially offset by (iii) additional consideration received from customers of $10.7 million.

As of December 31, 2025, the deferred revenues and contract liabilities included $96.8 million of deferred revenues related to the AZ JRCA, including upfront payments received under the IIA and the SIA.

The accounting treatment of the AZ JRCA, the IIA and the SIA is described in Note 2.3 "Accounting treatment of transactions with AstraZeneca".

Note 15. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands (except number of shares)			in €

Balance as of January 1, 2025	5,889	494,288	100,093,873	0.05
Allocation of prior period loss		(62,999)
Exercise of share warrants, employee warrants, stock-options and free-shares vesting	13	3	231,356
Non-cash stock-based compensation expense	-	3,860	-
Other movements	-	11	-
Balance as of September 30, 2025	5,902	435,162	100,325,229	0.05

Balance as of January 1, 2026	5,903	437,445	100,339,441	0.05
Allocation of prior period loss	-	(69,847)	-
Exercise of share warrants, employee warrants, stock-options and vesting of free-shares (1)	23	248	391,665
Non-cash stock-based compensation expense	-	5,815	-
Balance as of September 30, 2026	5,926	373,661	100,731,106	0.05

Capital evolution during the nine-month period ended September 30, 2026

(1) During the nine-month period ended September 30, 2026, 391,665 ordinary shares were issued to the benefit of Cellectis employees related to free share plans which met vesting conditions and exercises of stock-options.

Note 16. Non-cash stock-based compensation

Detail of Cellectis equity awards

Holders of vested Cellectis stock options and warrants are entitled to exercise stock options and warrants to purchase Cellectis ordinary shares at a fixed exercise price established at the grant date during their contractual term of the awards.

For stock options and warrants, we estimate the fair value of awards on the grant date, or other measurement date, if applicable, using the Black-Scholes option-pricing model. This model requires the use of subjective assumptions, including expected stock price volatility, expected term, dividend yield, and the forfeiture rate. We estimate expected stock price volatility based on historical closing prices of Cellectis ordinary shares over a period corresponding to the expected term of the award. The expected term represents the period during which the awards are expected to remain outstanding and is determined using the simplified method. The risk-free interest rate is based on French government securities with maturities similar to the expected term of the awards in effect at the grant date. We have never declared or paid cash dividends and do not currently anticipate paying cash dividends in the foreseeable future. Accordingly, an expected dividend yield of zero was used in determining the fair value of the awards. Stock options and warrants may be granted with an exercise price equal to or greater than the fair market value of Cellectis ordinary shares on the grant date and generally vest over a four-year period. Stock options and warrants generally expire ten years after the grant date.

Stock options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows for the nine-month periods ended September 30, 2025 and September 30, 2026:

For the nine-month period ended September 30,
	2025	2026

Weighted-Average fair values of stock options granted	0.87€	2.02€
Assumptions:
Risk-free interest rate	2.78% - 2.95%	2.92% - 3.24%
Share entitlement per options	1	1
Exercise price	1.26€ - 1.56€	3.12€ - 3.49€
Underlying stock price at grant date	1.26€-1.52€	2.97€-3.38€
Expected volatility	65.0%- 65.9%	71.3%- 71.9%
Expected term (in years)	5.93 - 6.12	5.93 - 6.17
Vesting conditions	Performance & Service or Service only	Performance & Service
Vesting period	Graded	Graded

Stock options granted to our executive officers and Chairman of the Board of Directors are subject to non-market performance conditions comprising a combination of financial, manufacturing, and clinical objectives.

Stock option activity was as follows:

	Options Outstanding	Weighted-Average Exercise Price Per Share (in €)	Remaining Average Contractual Life (in years)

Balance as of January 1, 2025	12,519,294	16.16	4.6
Granted	6,194,033	1.45	-
Exercised	-	-	-
Forfeited or Expired	(2,745,733)	31.97	-

Balance as of September 30, 2025	15,967,594	7.73	6.6

Balance as of January 1, 2026	16,040,242	7.71	6.4
Granted	5,428,363	3.34	-
Exercised	(144,706)	1.52	-
Forfeited or Expired	(2,090,125)	15.25	-

Balance as of September 30, 2026	19,233,774	5.70	7.0

Share-based compensation expense related to Cellectis' stock option awards was $5.8 million and $3.5 million for the nine-month periods ended September 30, 2026, and 2025, respectively.

On January 29, 2026, the Board of Directors granted 3,116,913 stock options to executive officers and the Chairman of the Board of Directors. These stock options vest over a three-year period based on both service and non-market performance conditions. On the same date, the Board of Directors also granted 47,500 stock options to non-executive employees. These stock options vest over a four-year period based on service conditions.

On March 19, 2026, the Board of Directors granted 2,233,950 stock options to non-executive employees. These stock options vest over a four-year period based on service conditions.

On May 11, 2026, the Board of Directors granted 30,000 stock options to non-executive employees. These stock options vest over a four-year period based on service conditions.

As of September 30, 2026, a total of 9,238,031 stock options were exercisable at a weighted average exercise price of €9.12.

As of September 30, 2025, a total of 7,468,235 stock options were exercisable at a weighted average exercise price of €14.53.

Warrants

No warrants were granted during the nine-month periods ended September 30, 2026 and 2025.

Warrants activity was as follows:

	Warrants Outstanding	Weighted-Average Exercise Price Per Share (in €)	Remaining Average Contractual Life (in years)

Balance as of January 1, 2025	338,875	26.69	1.4
Granted	75,000	3	-
Exercised	-	-	-
Forfeited or Expired	(244,375)	27.91	-
	-	-	-
Balance as of September 30, 2025	169,500	14.25	5.1

Balance as of January 1, 2026	169,500	14.25	4.8
Granted	-	-	-
Exercised	-	-	-
Forfeited or Expired	(26,500)	27.37	-

Balance as of September 30, 2026	143,000	11.82	4.9

As of September 30, 2026, a total of 105,500 warrants were exercisable at a weighted average exercise price of €15.11.

As of September 30, 2025, a total of 94,500 warrants were exercisable at a weighted average exercise price of €23.51.

Free shares

The free shares granted since 2021 are subject to a three-year vesting period for all employees based on service conditions. Free shares granted to executive officers are also subject to non-market performance conditions comprising a combination of financial, manufacturing, and clinical objectives.

Free shares activity was as follows:

	Number of Free shares Outstanding	Weighted-Average Grant Date Fair Value (in €)

Unvested balance as of January 1, 2025	509,295	2.84
Granted	-	-
Vested	(231,356)	2.63
Cancelled	(17,551)	2.93
	0	-
Unvested balance as of September 30, 2025	260,388	3.01

Unvested balance as of January 1, 2026	251,946	3.02
Granted	-	-
Vested	(246,749)	3.02
Cancelled	(5,197)	3.02

Unvested balance as of September 30, 2026	-	-

The fair value of free shares is based on the closing price of our ordinary shares at grant date. We have never declared or paid cash dividends and do not currently anticipate paying cash dividends in the foreseeable future. Accordingly, an expected dividend yield of zero was used in determining the fair value of the awards.

Share-based compensation expense related to Cellectis's free shares awards was $0.0 million and $0.3 million for the nine-month periods ended September 30, 2026 and 2025, respectively.

Note 17. Earnings per share

	For the nine-month period ended September 30,
	2025	2026

Net loss attributable to shareholders of Cellectis ($ in thousands)	(41,275)	(101,058)
Weighted average number of outstanding shares used to calculate basic and diluted net result per share	100,262,948	100,629,644
Basic / Diluted net loss per share attributable to shareholders of Cellectis
Basic and diluted net loss per share attributable to shareholders of Cellectis ($ /share)	(0.41)	(1.00)

For the nine-month periods ended September 30, 2026 and 2025, potentially dilutive securities were excluded from the calculation of diluted net loss per share as their effect would have been anti-dilutive. These securities consist of stock options and warrants granted to employees and directors (see Note 16), as well as outstanding warrants ("BSAs") granted to the EIB (see Note 12).

	For the three-month period ended September 30,
	2025	2026

Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	589	(61,474)
Weighted average number of outstanding shares used to calculate basic earnings per share	100,325,229	100,712,173
Weighted average number of shares used to calculate diluted earnings per share	101,708,538	100,712,173

Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic and diluted net income (loss) per share attributable to shareholders of Cellectis ($ /share)	0.01	(0.61)

For the three-month periods ended September 30, 2026, potentially dilutive securities were excluded from the calculation of diluted net loss per share as their effect would have been anti-dilutive. These securities consist of stock options and warrants granted to employees and directors (see Note 16), as well as outstanding warrants ("BSAs") granted to the EIB (see Note 12).

For the three months ended September 30, 2025, potential shares have been included in the calculation of diluted earnings per share in accordance with the treasury stock method provided for by IAS 33. The proceeds, which would be recovered in the event of an exercise of rights related to dilutive instruments, are presumed to be a share buyback at the average market price over the period. The number of shares thereby obtained leads to a reduction in the total number of shares that would result from the exercise of rights.

Note 18. Provisions

	As of January 1, 2026	Additions	Amounts used during the period	Reversals	OCI	As of September 30, 2026
	$ in thousands
Retirement indemnities	1,329	97	(83)	-	(86)	1,258
Employee litigation and severance	360	6,194	(39)	-	(148)	6,367
Commercial litigation	625	-	-	-	(21)	604
Other provision for charges	183	1,926	(181)	-	(45)	1,883
Total	2,498	8,217	(303)	-	(300)	10,112
Non-current provisions	1,329	97	(83)	-	(86)	1,258
Current provisions	1,169	8,120	(220)	-	(214)	8,855

i. Strategic transformation

The main changes in provisions during the nine-month period ended September 30, 2026 relate to the impacts of the strategic transformation announced in September 2026 (see Note 1). These include the recognition of provisions for:

•
termination benefits (severance) amounting to $6.1 million in connection with the Group's restructuring plan in the United States and France. The realignment of the Company’s operating model is ongoing. Under this plan, the Company currently expects a significant reduction in its global headcount over the course of 2026 and 2027, subject to compliance with applicable labor law requirements and completion of the applicable French works council consultation process; and
•
close-out activities related to the lasme-cel and eti-cel programs amounting to $1.0 million, which are expected to be settled over the course of 2026 and 2027.
•
the estimated costs of restoring certain leased premises to their original condition in connection with a reassessment of their expected use, as required under the terms of the lease. amounting to $0.9 million. The related cash outflows are expected to be incurred over the course of 2027. The main uncertainties relate to the scope of the restoration work ultimately required by the lessor and the costs of such work. The estimate was based on the information available as of September 30, 2026, including estimated market costs for the required restoration work.

ii. Litigations

On September 26, 2025, Factor Bioscience filed a complaint in the United States District Court for the District of Delaware against Cellectis S.A., Cellectis, Inc., AstraZeneca Ireland Limited, and AstraZeneca Holdings B.V., alleging that Cellectis' TALEN-based gene-editing technology would infringe three of Factor's U.S. patents. Considering the early stage of the proceedings, our belief that we have meritorious defenses and our intention to vigorously defend this action, no liability has been recognized in the Company's Interim Condensed Statement of Consolidated Financial Position as of September 30, 2026.

On April 20, 2026, Life Technologies Corporation (“LTC”), a subsidiary of Thermo Fisher Scientific Inc. ("TFS"), purported to terminate license agreements between LTC and Cellectis in 2014, which grant Cellectis non-exclusive rights under certain patents, the Halle Patent Therapeutic License, the Halle Patent Research License, and the GeneArt and Seamless Cloning Patent Therapeutic License (the « LTC Agreements »). This purported termination follows TFS’s allegations that we failed to comply with our obligations under the LTC Agreements, as previously disclosed. Simultaneously therewith, LTC commenced an arbitration before the American Arbitration Association, naming Cellectis S.A. and Cellectis Bioresearch, Inc. as Respondents. LTC’s arbitration demand alleges that Cellectis has breached the LTC License Agreements by underpaying sublicense royalties and otherwise failing to comply with our obligations under the LTC Agreements. According to us, this termination is invalid and LTC’s claims under this arbitration demand are without merit. Considering the early stage of the proceedings, our belief that we have meritorious defenses and our intention to vigorously defend this action, no liability was recognized in the Company's Interim Condensed Statement of Consolidated Financial Position as of September 30, 2026.

On September 9, 2026, NGCRE Investment VIII, LLC (“NGCRE”), the owner of the Roseville, Minnesota premises rented by Cibus (formerly Calyxt, Inc., a former subsidiary of Cellectis S.A.), filed a complaint against Cibus US LLC, and Cibus Global LLC (together the "Cibus Entities") and Cellectis, following the non-payment of the rent due under the lease beginning September 1, 2026. NGCRE alleges that the Cibus Entities breached their contractual obligation by failing to pay rent and other amounts due under the lease of the Roseville, Minnesota facility, and that Cellectis breached its obligation under the lease guaranty securing those commitments. NGCRE seeks (i) a judicial declaration that the Cibus Entities and Cellectis are in default under the lease and guaranty, respectively, (ii) a joint and several judgment against each of the Cibus Entities and Cellectis for all amounts due from September 1, 2026, and (iii) such other relief as the Court deems just and equitable. Cellectis has countersued the Cibus Entities and asserted cross claims against Cibus Inc. for failing to honor their obligations under the Indemnity Agreement and Voting Agreement. See Note 12, “Financial liabilities".

Note 19. Off-balance sheet commitments

As of September 30, 2026	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
IT licensing agreements	2,116	1,139	977	-	-
Total commitments	2,116	1,139	977	-	-

As of December 31, 2025	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
IT licensing agreements	2,812	1,081	1,731	-	-
Total commitments	2,812	1,081	1,731	-	-

Obligations under the terms of IT licensing agreements

We have entered into cloud-computing arrangements which are accounted for as service contracts. Under these arrangements, we have obligations to pay quarterly fixed fees per active number of user licenses.

Obligations under the terms of license agreements and collaboration agreements

We also have agreements whereby we are obligated to pay royalties and milestone payments based on future events which are highly uncertain and therefore they are not included in the table above.

Note 20. Related parties and other major shareholders

Transactions with related parties having significant influence over the Group

During the nine-month periods ended September 30, 2026 and 2025, the Group entered into transactions with AstraZeneca, which is also a shareholder with significant influence over the Group. These transactions are described in Notes 2.3 and 4.1.

Outstanding balances with AstraZeneca as of September 30, 2026 and December 31, 2025 were as follows:

$ in thousands	AstraZeneca
	As of December 31, 2025	As of September 30, 2026
ASSETS
Total non-current assets	-	-
Trade receivables	12,786	3,305
Total current assets	12,786	3,305
TOTAL ASSETS	12,786	3,305
LIABILITIES
Total non-current liabilities	-	-
Deferred income and contract liabilities	96,766	90,199
Total current liabilities	96,766	90,199
TOTAL LIABILITIES	96,766	90,199

Transactions with other major shareholders

Bpifrance, a shareholder of Cellectis without significant influence over the Group, participated in a banking syndicate that granted a State-Guaranteed Loan (“Prêt Garanti par l’Etat”, or “PGE”) to Cellectis. During the nine-month period ended September 30, 2026, we made principal and interest payments to Bpifrance of €1.1 million ($1.3 million) to Bpifrance under the PGE.

We also entered into agreements with Bpifrance providing for:

•
financing equal to 80% of our receivables relating to the 2022 Research Tax Credit ("Crédit d'Impôt Recherche" or "CIR"). Pursuant to this agreement, Bpifrance advanced €5.3 million in August 2023. The agreement was subsequently amended to extend the maturity to October, 15, 2026. During the nine-month period ended September 30, 2026, we made interest payments of $0.2 million; and
•
a grant and repayable advance of up to €6.4 million, subject to certain conditions, to partially fund an R&D program related to Cellectis' eti-cel product candidate (see note 12). During the nine-month period ended September 30, 2026, Cellectis made no principal or interest payments related to this advance. Interests accrued during the period amount to €0.2 million ($0.3 million).

Outstanding balances with Bpifrance were as follows:

$ in thousands	Bpifrance
	As of December 31, 2025	As of September 30, 2026
ASSETS
Total non-current assets	-	-
Total current assets	-	-
TOTAL ASSETS	-	-
LIABILITIES	-
Non-current financial liabilities	4,042	4,298
Total non-current liabilities	4,042	4,298
Current financial liabilities	7,555	6,019
Total current liabilities	7,555	6,019
TOTAL LIABILITIES	11,597	10,316

Note 21. Subsequent events

Nothing to report

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

Following our strategic pivot, which we announced on September 14, 2026, we are an in vivo gene editing company focused on developing long-lasting treatments for chronic diseases. We are using our gene-editing technologies to develop gene therapy product candidates in dyslipidemias, which refer to abnormal concentrations of lipids circulating in the blood, including severe hypertriglyceridemia (sHTG) and severe hypercholesterolemia.

We have achieved promising preclinical proof of-concept for our lead candidate programs, .HEAL-101 and .HEAL-201. .HEAL-101 is an in vivo base editing product candidate targeting APOC3 for severe hypertriglyceridemia and .HEAL-201 is an in vivo epigenetic editing product candidate targeting PCSK9 for severe hypercholesterolemia.

Cellectis’ core competencies encompass nuclease editing, base editing, epigenetic editing and transcriptional regulation. While most gene editing companies focus on a single editing modality, Cellectis’ broad gene editing toolbox built over a quarter century allows for a combination of therapeutic targets utilizing several gene editing modalities.

We are using our gene editing technologies to develop gene therapy product candidates in dyslipidemia, including severe hypertriglyceridemia (sHTG) and severe hypercholesterolemia. The relative emphasis we place on our programs and product candidates may evolve from time-to-time in light of a variety of factors.

We are conducting our operations through one business segment, Therapeutics. Our Therapeutics segment is focused on the development of gene therapy products.

We do not have any therapeutic products approved for sale and have not generated any revenues from therapeutic product sales.

At the date of this Report, we are advancing two proprietary preclinical candidate products in dyslipidemias: .HEAL-101 and .HEAL-201.

Partnered programs update

•
Servier: anti-CD19 CAR-T (cema-cel)

Allogene Therapeutics, Inc. (“Allogene”), Servier’s sublicensee, continues to advance its ALPHA3 trial, which is proceeding as a randomized study with two arms, comparing cema-cel after standard FC lymphodepletion to observation, the current standard of care, and is expected to enroll approximately 220 MRD-positive randomized patients.

Allogene has stated that it anticipates providing the next ALPHA3 clinical update in mid-2027, completing enrollment of the randomized MRD-positive portion of ALPHA3 by the end of 2027, and conducting the primary event-free survival (EFS) analysis in mid-2028. However, the timing and scope of Allogene's planned mid-2027 clinical update will depend on available data, FDA feedback, recommendations from the Data and Safety Monitoring Board (DSMB) and considerations relating to preservation of the integrity of the ongoing tiral.

•
Allogene: anti-CD70 CAR-T

In July 2026, Allogene announced the publication of complete Phase 1 data from the TRAVERSE study of ALLO-316 in advanced or metastatic renal cell carcinoma (RCC) in the Journal of Clinical Oncology. Allogene announced that ALLO-316 achieved a 31% confirmed response rate with the recommended Phase 2 regimen in patients with Stage IV RCC with high CD70 expression, and that the safety profile was manageable with proactive diagnostic and management strategies effective in mitigating IEC-HS. Allogene’s investigational allogeneic CAR-T oncology products utilize Cellectis technologies. The anti-CD70 program is licensed exclusively from Cellectis by Allogene and Allogene holds global development and commercial rights to this program.

•
Iovance

In November 2026, Iovance announced that a Phase 1/2 trial investigating IOV-4001, a PD-1 inactivated TIL (tumor infiltrating lymphocyte) therapy, is enrolling patients with previously treated metastatic melanoma and mNSCLC (non-squamous metastatic non-small-cell lung cancer). IOV-4001 is engineered to resist inhibitory signals and enhance the ability of TIL therapies to fight and kill cancer in the TME (tumor microenvironment).

•
AstraZeneca

Activities are continuing under the Joint Research and Collaboration Agreement with AstraZeneca, which leverages Cellectis’ gene editing expertise and manufacturing capabilities to develop up to 10 novel cell and gene therapy products for areas of high unmet medical need, including oncology, immunology and rare genetic disorders.

For a discussion of our operating capital requirements and funding sources, please see “Liquidity and Capital Resources” below.

Key events of the quarter ended September 30, 2026

•
Transition to an in vivo gene editing company

On September 14, 2026, we announced that on September 11, 2026, the board of directors approved a strategic pivot to become an in vivo gene editing company focused on developing long-lasting treatments for chronic diseases.

This pivot was a response to significant changes in the therapeutic and commercial landscape. In 2026, the commercial and clinical landscape for B=ALL and NHL changed materially. Continued and recently accelerated advances in frontline treatment regimens have lowered relapse rates, reducing the number of patients progressing to later lines of therapy. Concurrently, the rapid emergence of bispecific antibodies and in vivo CAR-T approaches has intensified competition in second- and third-line treatments settings. Together, these dynamics reduced the addressable patient population for lasme-cel and eti-cel, resulting in slower enrollment, a potentially longer and more costly development pathway, and therefore a delayed timeline to potential registration. We believe these trends are likely to continue and further constrain the commercial opportunity for both product candidates.

After a thorough assessment of the evolving therapeutic landscape and strategic review, the Company determined that the most effective use of its financial and operational resources is to focus on and accelerate the advancement of its most promising in vivo gene editing assets. Cellectis therefore determined to exit the development of lasme-cel and eti-cel, while seeking strategic partnering opportunities to maximize their value.

The Company is realigning its organization and resources to focus on its in vivo gene editing pipeline and to support its existing cell therapy partnerships with AstraZeneca, Allogene, Servier and Iovance. These combined actions are being designed to extend the Company's cash runway.

The realignment of the Company’s operating model is ongoing. In connection with this initiative, the Company currently expects its global headcount to be reduced by up to 70% from its pre-transition level over the course of 2026 and 2027, subject to the completion of the applicable French works council process and to the compliance with applicable French and U.S. labor law requirements. When such realignment is fully implemented as planned, the Company believes that its existing cash and cash equivalents, together with fixed-term bank deposits, will be sufficient to fund its operations into the second half of 2028, providing financial flexibility to advance its in vivo gene editing pipeline through key development milestones.

•
.HEAL-101

Severe hypertriglyceridemia (sHTG) remains a significant unmet medical need, with affected patients facing a high risk of acute pancreatitis, an increased burden of cardiovascular disease, and limited treatment options. .HEAL-101 is being developed for patients with high-risk sHTG, including those with triglyceride levels ≥880 mg/dL or ≥500 mg/dL with a history of acute pancreatitis, representing an estimated target population of approximately 1 to 2 million patients across the United States and Europe.

.HEAL-101 targets the human APOC3 gene, a well-validated target for sHTG, via a TALE base editor specific to the APOC3 gene (“APOC3 TALEB”) formulated in Lipid Nanoparticles (LNP).

Expanded preclinical data presented in a poster at the European Society of Gene and Cell Therapy (ESGCT) 2026 Congress support the potential of .HEAL-101 to achieve efficient and specific APOC3 editing after a single administration:

•
In vitro: ~90% mean APOC3 editing in a human hepatic cell line, with no DNA double-strand breaks at the target site.
•
In vivo: in a normolipidemic humanized liver mouse model, a single intravenous dose of .HEAL-101 (LNP-mRNA) edited human APOC3 at a mean rate of ~65%, reaching up to 70%.

•
Disease model: in a hypertriglyceridemic human APOC3 transgenic mouse model, .HEAL-101 reduced APOC3 by 67% ± 12% and triglycerides by 75% ± 11% (mean ± standard deviation).
•
Liver-restricted activity: editing was detected in the liver, with no significant activity in the other tissues analyzed.

The initiation of the Phase 1 investigator-initiated trial (IIT) in China is on track, with preliminary clinical data expected in the second half of 2027.

•
.HEAL-201

Severe hypercholesterolemia remains a major driver of atherosclerotic cardiovascular disease, with many high-risk patients continuing to experience elevated low-density lipoprotein cholesterol (LDL-C) levels despite currently available therapies. This burden is particularly significant among younger high-risk patients with severe genetic forms of hypercholesterolemia and those with premature cardiovascular disease, representing an estimated 1 to 2 million patients across the United States and Europe. .HEAL-201 is being developed to address the needs of these high-risk patient populations.

.HEAL-201 targets the human PCSK9 gene, a well-validated target for severe hypercholesterolemia, via a TALE-epigenetic modulator specific to the promoter of PCSK9 formulated in LNP ("PCSK9 TALEM") to treat severe hypercholesterolemia.

Preclinical data support the potential of .HEAL-201 to durably silence PCSK9 without altering the DNA sequence:

•
In vitro: in a human hepatic cell line, PCSK9 TALE epigenetic modulator (TALEM) mRNA achieved high on-site epigenetic editing (mean >90%), resulting in a deep and stable reduction of PCSK9 transcript levels and PCSK9 secretion, with no off-site changes in gene or protein expression detected.
•
In vivo: intravenous injection of PCSK9 TALEM mRNA LNPs reduced mean plasma PCSK9 levels by more than 90% in a liver-humanized mouse model.

Cellectis plans to initiate a Phase 1 IIT in China, with preliminary clinical data expected in the first half of 2028.

•
Legacy Programs: BALLI-01 (lasme-cel) and NATHALI-01 (eti-cel)

As discussed above, in September 2026, Cellectis announced that after a thorough assessment of the evolving therapeutic landscape and strategic review, it had determined that the most effective use of its financial and operational resources is to focus on and accelerate the advancment of its most promising in vivo gene editing assets. Cellectis is therefore existing the development of lasme-cel and eti-cel, while seeking strategic partnering opportunities to maximize their value.

Key events post September 30, 2026

None.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net operating losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and expect to incur losses for the foreseeable future.

Many factors drive our anticipated expenses, including:

•
progression of our preclinical product candidates .HEAL-101 and .HEAL-201, including advancement into clinical studies;
•
advancement of our research and development efforts for our gene therapy product candidates and any potential future product candidates;
•
efforts undertaken to fulfill obligations under, and otherwise support, partnered programs undertaken by our licensees;

•
maintenance of our manufacturing facilities in Paris (France) and Raleigh (North Carolina, USA), continued production at our in-house manufacturing facilities and changes or additions of additional manufacturers or suppliers of biological materials to support our in-house manufacturing capabilities;
•
potential to seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;
•
continued research and development across programs to seek to identify and validate additional product candidates;
•
our potential acquisition or in-licensing of other product candidates, technologies or biological material;
•
possible milestone or other payments that may be need to be paid under any in-license agreements;
•
the maintenance, protection and expansion of our intellectual property portfolio;
•
our seeking to attract and retain new and existing skilled personnel;
•
expenses associated with the implementation of our strategic pivot and associated realignment of our organization and resources;
•
the possibility that we experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our therapeutic product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our therapeutic product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our collaboration and license agreements, equity offerings, debt financings, government or other third-party funding and new collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to other rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026 have been prepared in accordance with International Accounting Standard 34 ("IAS 34") - Interim Financial Reporting, as issued by the International Accounting Standards Board, or IASB.

Results of Operations

Comparison for the nine-month periods ended September 30, 2025 and 2026

Revenues

	For the nine-month period ended September 30,		% change
	2025	2026	2026 vs 2025
Collaboration agreements	61,898	14,067	-77.3%
Other revenues	654	704	7.60%
Revenues	62,552	14,771	-76.4%

Revenues were $14.8 million for the nine-month period ended September 30, 2026, primarily reflecting the recognition of $14.0 million related to performance obligations satisfied under the Research Plans of the AZ JRCA with AZ Ireland, compared with $61.9 million recognized during the corresponding period in 2025. The $47.8 million decrease in revenues was primarily driven by the level of activities performed under the Research Plans during the period.

Other income

	For the nine-month period ended September 30,		% change
	2025	2026	2026 vs 2025
Research tax credit	4,834	5,120	5.9%
Other income	4,834	5,120	5.9%

The $0.3 million increase in other income between the nine-month periods ended September 30, 2025 and 2026 was primarily attributable to a higher research tax credit resulting from increased eligible R&D expenses.

Research and development expenses

	For the nine-month period ended September 30,		% change
	2025	2026	2026 vs 2025
Personnel expenses	(29,482)	(39,434)	33.8%
Purchases, external expenses	(24,743)	(28,981)	17.1%
Depreciation, amortization and impairment expenses (incl. right of use amortization)	(13,868)	(39,470)	184.6%
Other	(987)	(912)	-7.6%
Research and development expenses	(69,081)	(108,797)	57.5%

During the nine-month period ended September 30, 2026, research and development expenses increased by $39.7 million compared with the corresponding period in 2025. This increase was primarily driven by a $34.9 million impact of the strategic transformation announced in September 2026 comprising:

•
a $26.6 million one-off impairment loss on our Raleigh and Paris facility assets;
•
$6.2 million termination benefits related to the Group's restructuring plan in the United States and France; and
•
$2.1 million in purchases and external expenses related to close-out activities for the lasme-cel and eti-cel programs.

Excluding the above impacts, research and development expenses increased by $4.8 million during the nine-month period ended September 30, 2026 compared with the corresponding period in 2025. This increase was primarily driven by (i) a $3.8 million increase in personnel expenses, reflecting changes in our R&D headcount and higher stock-based compensation expense associated with awards granted in 2026, whose grant-date fair value increased due to a higher underlying share price, and (ii) a $2.1 million increase in purchases and external expenses, mainly attributable to higher clinical development costs related to our lasme-cel and eti-cel studies incurred before the strategic transformation announced in September 2026. These increases were partially offset by a $1.0 million decrease in depreciation and amortization expense, primarily attributable to the expiration in January 2026 of the contractual lease term for equipment at our Raleigh manufacturing facility.

Selling, general and administrative expenses

	For the nine-month period ended September 30,		% change
	2025	2026	2026 vs 2025
Personnel expenses	(6,416)	(8,481)	32.2%
Purchases, external expenses	(6,798)	(7,167)	5.4%
Depreciation, amortization and impairment expenses (incl. right of use amortization)	(1,091)	(1,106)	1.4%
Other	(684)	(771)	12.7%
Selling, general and administrative expenses	(14,988)	(17,526)	16.9%

During the nine-month period ended September 30, 2026, selling, general and administrative expenses increased by $2.5 million compared with the corresponding period in 2025. This increase was primarily driven by a $1.1 million impact of the strategic transformation announced in September 2026, comprising:

•
$0.9 million in termination benefits related to the Group's restructuring plan in the United States and France; and
•
a $0.3 million impairment loss on our Raleigh and Paris facility assets.

Excluding the above impacts, selling, general and administrative expenses increased by $1.4 million, mainly due to higher stock-based compensation expense resulting from awards granted in 2026, whose grant-date fair value increased due to a higher underlying share price.

Other operating income

	For the nine-month period ended September 30,		% change
	2025	2026	2026 vs 2025
Other operating income	958	229	-76.1%

Between the nine-month periods ended September 30, 2025 and 2026, the other operating income decreased by $0.7 million.

Net financial gain (loss)

	For the nine-month period ended September 30,		% change
	2025	2026	2026 vs 2025
Financial income	14,108	24,877	76.3%
Financial expenses	(39,658)	(19,630)	-50.5%
Net financial (loss) gain	(25,550)	5,246	-120.5%

Between the nine-month periods ended September 30, 2025 and 2026, the net financial result improved by $30.8 million, from a net financial loss of $25.6 million to a net financial gain of $5.2 million, due to a $10.8 million increase in financial income and a $20.0 million decrease in financial expenses.

The $10.8 million increase in financial income was primarily attributable to (i) a $14.3 million increase in non-cash gains recognized from fair value measurements, mainly reflecting a $15.1 million fair value gain on the Tranche A, B and C warrants issued to the European Investment Bank ("EIB") in the nine months ended September 30, 2026, compared with a $5.8 million fair value loss in the same period in 2025, partially offset by (ii) a $2.7 million decrease in interest income earned on cash, cash equivalents and financial assets, and (iii) a $1.0 million decrease in foreign exchange gains.

The $20.0 million decrease in financial expenses was primarily attributable to (i) a $23.7 million decrease in foreign exchange losses, mainly resulting from the appreciation of the U.S. dollar against the euro, (ii) a $5.9 million decrease in losses from fair value measurements, as the Tranche A, B and C warrants issued to the European Investment Bank ("EIB") resulted in a fair value gain during the period, partly offset by (iii) the recognition of a $9.4 million expected credit loss ("ECL") allowance on a financial guarantee contract (See Note 12, “Financial liabilities" of the Interim Condensed Consolidated Financial Statements).

Income tax

The effective income tax rate for the nine-month period ended September 30, 2026 is 0.1%, compared with 0.0% for the nine-month period ended September 30, 2025.

Net income (loss)

	For the nine-month period ended September 30,		% change
	2025	2026	2026 vs 2025
Net loss	(41,275)	(101,058)	144.8%

The $59.8 million increase in net loss, from $41.3 million in the nine-month period ended September 30, 2025 to $101.1 million in the nine-month period ended September 30, 2026 was mainly due to a (i) a $90.5 million increase in operating loss, partly offset by (ii) a $30.8 million improvement in net financial result, from a net financial loss of $25.6 million as of September 30, 2025 to a net financial gain of $5.2 million as of September 30, 2026, partly offset by

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations in nearly each year since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to occur and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, debt financings, government grants (including payments of research tax credits), and payments received under collaboration and licensing agreements with third parties.

Our ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since February 7, 2007, and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Liquidity management

As of September 30, 2026, we had cash and cash equivalents of $28.2 million and fixed-term deposits of $118.3 million classified as current financial assets.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. As of September 30, 2026, our cash and cash equivalents were held in bank accounts and fixed-term bank deposits, primarily located in France. The portion of cash and cash equivalents, fixed term deposits and restricted cash denominated in U.S. dollars is $90.2 million as of September 30, 2026.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the nine-month periods ended September 30, 2025 and 2026.

	For the nine-month period ended September 30,
	2025	2026
	$ in thousands
Net cash used in operating activities	(29,041)	(45,872)
Net cash (used in) from investing activities	(51,935)	24,697
Net cash used in financing activities	(12,621)	(11,473)
Total	(93,596)	(32,648)
Effects of exchange rate changes on cash and cash equivalents	2,588	(656)

During the nine-month period ended September 30, 2026, net cash used in operating activities of $45.9 million was primarily driven by payments to suppliers of $37.9 million and payroll-related payments (including salaries, bonuses and social charges) totaling $37.5 million, partially offset by $21.4 million of cash received from customers, $5.4 million of interest received on financial investments, $3.4 million from VAT credit reimbursements and $1.2 million of reimbursements of social charges on forfeited stock options following the favorable resolution of a claim with the French social tax authorities.

During the nine-month period ended September 30, 2025, net cash used in operating activities of $29.0 million was primarily driven by payments to suppliers of $35.5 million and payroll-related payments (including salaries, bonuses and social charges) totaling $32.4 million, partially offset by $30.5 million of cash received from customers and $7.1 million of income on financial investments and $2.9 million cash-in from credit VAT payments

During the nine-month period ended September 30, 2026, net cash provided by investing activities of $24.7 million primarily reflected the net proceeds from fixed-term bank deposits (classified as current financial assets in the Interim Condensed Statement of Consolidated Financial Position) of $24.3 million and cash inflows of $2.0 million from other current financial assets previously subject to restrictions (restricted cash), partially offset by $1.9 million of capital expenditures.

During the nine-month period ended September 30, 2025, net cash used in investing activities of $51.9 million primarily reflected the net investments in fixed-term bank deposits (classified as current and non-current financial assets in the Interim Condensed Statement of Consolidated Financial Position) of $48.9 million and capital expenditures of $3.0 million.

During the nine-month period ended September 30, 2026, our net cash used in financing activities of $11.5 million primarily reflected repayments of $4.0 million under the "PGE" loan, and lease liability payments of $7.3 million.

During the nine-month period ended September 30, 2025, net cash used in financing activities of $12.6 million primarily reflected repayments of $4.0 million under the "PGE" loan, the payments of lease debts for $8.1 million and the payments of interest on financial debts for $0.5 million.

Operating capital requirements

Our cash consumption is driven by our internal operational activities, including manufacturing activity conducted at our in-house manufacturing facilities, as well as our outsourced activities, including the pre-clinical research and development activities, manufacturing and technology transfer expenses payable to CMO providers, costs and expenses associated with our clinical trials, including payments to clinical research centers (CROs) involved in the clinical trials, and third-parties providing logistics and testing services. In addition, we incur significant annual payments and royalty expenses related to our in-licensing agreements with different parties including Life Technologies and University of Minnesota. We also incur substantial expenses related to audit, legal, regulatory and tax related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements.

To date, we have not generated any revenues from therapeutic product sales. In addition to our cash generated by operations (including payments under our collaboration agreements), we have funded our operations since inception primarily through private and public offerings of our equity securities, debt financings, government grants (including payments of research tax credits), and payments received under collaboration and licensing agreements with third parties.

We do not know when, or if, we will generate any revenues from therapeutic product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future therapeutic product candidates.

We are subject to all risks associated with the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We anticipate that we will need additional funding in connection with our continuing operations, including for the development activities related to our .HEAL-101 and .HEAL-201 product candidate programs.

With cash and cash equivalents of $28.2 million and deposits of $118.3 million as of September 30, 2026, the Company believes that when its ongoing organizational and resources realignment efforts are fully implemented as planned, its cash and cash equivalents and deposits will be sufficient to fund its operations into the second half of 2028 and therefore for at least twelve months following the unaudited Interim Condensed Consolidated Financial Statements' publication.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•
the effective implementation of our ongoing realignment of our organization and resources (subject to the completion of the relevant French works council consultation process and applicable U.S. and French labor laws requirements)
•
the initiation, progress, timing, costs and results of pre-clinical and clinic studies for our product candidates;
•
the capacity of manufacturing our products in France and in the United States;
•
the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;
•
the ability of our product candidates to progress through clinical development successfully;
•
the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•
the costs of defending any litigations or the outcome of any litigations
•
our need to expand our research and development activities;
•
our need and ability to hire additional personnel;
•
our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;
•
the effect of competing technological and market developments, including changing competitive landscapes, which could further influence how we prioritize capital among our development programs.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements

As of September 30, 2026, we do not have any off-balance sheet arrangements as defined under SEC rules.

Item 3. Quantitative and Qualitative Disclosures About Market Risks

For quantitative and qualitative disclosures about market risk that affect us, see “Quantitative and Qualitative Disclosures About Market Risk" in Item 11 of Part I of the Annual Report. There have been no material changes in information that would have been provided in the context of Item 3 from the end of the preceding year until September 30, 2026.

Item 4. Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2025.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. See “Part I – Financial Information—Item 1. Unaudited Interim Condensed Consolidated Financial Statements—Note. 18. Provisions,” which updates and supplements the information regarding the Legal Matters in Part I, Item 8. of our Annual Report. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See “Note 18. Provisions”

Item 1A. Risk Factors

Other than the supplemental risk factors provided below, there have been no material changes to the risk factors described in Item 3.D. of Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2025.

Risks associated with our planned investigator-initiated trials in China for .HEAL-101 and .HEAL-201 could adversely affect the development of our product candidates.

Cellectis intends to initiate Phase 1 investigator-initiated trials (IITs) in China as part of the development strategy for .HEAL-101 and .HEAL-201. IITs are clinical studies that are initiated, sponsored and conducted by independent investigators and/or institutions generally responsible for the conduct of the study and compliance with applicable requirements. IITs are governed under the oversight of the National Health Commission in China and implemented within accredited medical institutions. Approvals by local ethics committees and compliance with China Good Clinical Practice are mandatory requirements for IITs. Because these IITs are an important component of our early clinical development strategy for .HEAL-101 and .HEAL-201, delays, operational challenges, regulatory issues, or an inability to obtain or utilize data from the IIT could delay development, affect our ability to advance these programs into later-stage clinical development, or otherwise adversely affect our business.

Given the nature of IITs, we may have less control over trial conduct, protocol implementation, regulatory interactions, data collection, and analysis, reporting practices and compliance activities than we would in a traditional company-sponsored clinical trial. We may also have less firsthand knowledge regarding the conduct of the IITs and the generation, collection and analysis of data from the IITs. If data generated from the IITs are incomplete, inaccurate, unreliable or otherwise inadequate, or if we are unable to obtain such data on a timely basis, our ability to use the results of the IITs to advance the development of our .HEAL-101 and .HEAL-201 development programs could be adversely affected.

Clinical research conducted in China is subject to local laws, regulations, ethics committee approvals and governmental oversight, which may differ from those in the United States, Europe or other jurisdictions. The laws and regulations in China on therapies that are eligible for IITs in China are subject to differing interpretations by investigators, institutions, ethics committees, and regulators, and we may face delays in receiving, and may not receive, regulatory approval necessary to conduct the IITs in China, which may further delay and adversely affect our .HEAL-101 and .HEAL-201 development programs. Regulatory requirements, interpretations and enforcement practices may change, and we may experience delays in obtaining approvals, enrolling patients, collecting or transferring data, or completing the study. In addition, geopolitical tensions, trade restrictions, obligations related to data privacy and security, cross-border data transfer regulations or other governmental actions could adversely affect our ability to oversee the trials, access trial data or use resulting data to support future regulatory submissions.

If the IITs are delayed, suspended or terminated, conducted inconsistently with applicable requirements, generate incomplete, inaccurate, unreliable or otherwise inadequate data, produce data that regulatory authorities do not accept, raise safety concerns, or if the IITs do not generate clinical proof-of-concept data sufficient to support the continued development of our .HEAL-101 and .HEAL-201 development programs, our business, financial condition, results of operations and prospects could be materially adversely affected.

Regulatory authorities may not accept data from clinical trials conducted in China, which could require us to conduct additional clinical trials and delay the development or approval of our product candidates.

Although data from the IITs may support our .HEAL-101 and .HEAL-201 development programs, including by providing initial clinical proof-of-concept data and informing future clinical development planning, there can be no assurance that the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA) or any other regulatory authorities will accept such data to support future regulatory submissions.

The acceptance of data from IITs conducted in China by FDA, EMA or other regulatory authorities may be subject to certain conditions or may not be accepted at all. There can be no assurance that such regulatory authorities will accept data from IITs conducted in China. If regulatory authorities do not accept such data, we may be required to conduct additional clinical trials, which could be costly and time-consuming and could delay or prevent the development, regulatory approval or commercialization of our product candidates in the applicable jurisdiction.

The Company’s strategic transformation to an in vivo gene editing company may result in operational and strategic challenges.

As described elsewhere in this quarterly report, we have undertaken a strategic transformation to become an in vivo gene editing company focused on developing long-lasting treatments for chronic diseases. The Company currently expects its global headcount to be reduced by up to 70% from its pre-transition level over the course of 2026 and 2027, subject to the completion of the French works council consultation process and the compliance with applicable French and U.S. labor law requirements.

Such organizational and resource realignment efforts may result in the loss of institutional knowledge and expertise, may result in upfront costs and expenses, may adversely affect operations and may yield other unintended consequences, such as unplanned attrition and reduced employee morale, any of which could potentially harm our business and operations. As a result, Cellectis’ management may need to divert attention away from day-to-day strategic and operational activities and devote additional time to managing organizational changes.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.